Exhibit 99.2
1
Management’s Discussion &
Analysis
As at February 23, 2026
Management’s Discussion & Analysis (“MD&A”)
provides a review of the results of operations of Emera
Incorporated and its consolidated subsidiaries and investments
(collectively referred to as “Emera” or the
“Company”) during the fourth quarter of, and for the full
year of, 2025 relative to the same periods in 2024
and selected financial information for 2023; and its financial position as at December 31, 2025 relative to
December 31, 2024. The Company’s activities are carried
out through five reportable segments: Florida
Electric Utility, Canadian
Electric Utilities, Gas Utilities and Infrastructure, Other
Electric Utilities, and
Other.
This MD&A should be read in conjunction with the Emera
annual audited consolidated financial
statements and supporting notes as at and for the year
ended December 31, 2025. Emera follows United
States Generally Accepted Accounting Principles (“USGAAP”
or “GAAP”). Additional information related
to Emera, including the Company’s Annual Information
Form, can be found on SEDAR+ at
www.sedarplus.ca and on EDGAR
at www.sec.gov.
The accounting policies used by Emera’s rate-regulated
entities may differ from those used by
Emera’s
non-rate-regulated businesses with respect to the timing of
recognition of certain assets, liabilities,
revenues and expenses. At December 31, 2025, Emera’s
rate-regulated subsidiaries and investments
include:
Rate-Regulated Subsidiary or Equity Investment Accounting Policies Approved/Examined By
Subsidiary
Tampa
Electric Company (“TEC”)
Florida Public Service Commission (“FPSC”) and the
Federal Energy Regulatory Commission (“FERC”)
Nova Scotia Power Inc. ("NSPI") Nova Scotia Energy Board (“NSEB”), formerly Nova Scotia
Utility and Review Board
Peoples Gas System, Inc. (“PGS”) FPSC
New Mexico Gas Company, Inc. (“NMGC”) New Mexico Public Regulation Commission (“NMPRC”)
SeaCoast Gas Transmission, LLC ("SeaCoast") FPSC
Emera Brunswick Pipeline Company Limited (“Brunswick
Pipeline”)
Canadian Energy Regulator ("CER")
Barbados Light & Power Company Limited (“BLPC”)
Fair Trading Commission, Barbados ("FTC")
Grand Bahama Power Company Limited (“GBPC”)
The Grand Bahama Port Authority (“GBPA”)
Equity Investments
NSP Maritime Link Inc. (“NSPML”) NSEB
Maritimes & Northeast Pipeline Limited Partnership and
Maritimes & Northeast Pipeline, LLC (“M&NP”)
CER and FERC
St. Lucia Electricity Services Limited (“Lucelec”) National Utility Regulatory Commission
Wasoqonatl Transmission Incorporated ("WTI") NSEB
All amounts are in Canadian dollars (“CAD”), except for
the Florida Electric Utility,
Gas Utilities and
Infrastructure,
and Other Electric Utilities sections of the MD&A, which are reported in United States
dollars (“USD”) unless otherwise stated.

TABLE
OF CONTENTS
Forward-looking Information……………………...... 2
Introduction and Strategic Overview………….…… 3
Non-GAAP Financial Measures and Ratios….…... 4
Consolidated Financial Review……….…………… 7
Significant Items Affecting Earnings………........
7
Consolidated Financial Highlights………………
8
Consolidated Income Statement Highlights……
10
Business Overview and Outlook…………….…….. 13
Florida Electric Utility ………………...............…
13
Canadian Electric Utilities …..………….……….
13
Gas Utilities and Infrastructure..…….…….…….
16
Other Electric Utilities ……………………………
17
Other……………………………………………….
18
Consolidated Balance Sheet Highlights………….. 19
Other Developments………………………………… 20
Financial Highlights……………………………..….. 21
Florida Electric Utility …………..........................
21
Canadian Electric Utilities ……..…………..……
23
Gas Utilities and Infrastructure……………...…..
25
Other Electric Utilities …………………………....
28
Other…………………………………………….….
29
Liquidity and Capital Resources………..………….. 32
Consolidated Cash Flow Highlights…..…………
32
Working Capital……………………………………
33
Contractual Obligations…………………………..
34
Forecasted Consolidated Capital Investments…
35
Debt Management………………………………..
35
Credit Ratings……………………………………..
37
Guaranteed Debt………………………………….
37
Outstanding Stock Data………………………….
38
Pension Funding…………………………………….. 39
Off-Balance Sheet Arrangements…………………. 40
Dividend Payout Ratio………………………………. 41
Transactions with Related Parties….……………... 41
Enterprise Risk and Risk Management…………… 42
Risk Management including Financial
Instruments…………………………………………
52
Disclosure and Internal Controls…………………… 54
Critical Accounting Estimates….…………………… 54
Changes in Accounting Policies and Practices…... 60
Future Accounting Pronouncements……………
60
Summary of Quarterly Results……........................ 61
FORWARD
-LOOKING INFORMATION
This MD&A contains “forward-looking information” and
“forward-looking statements” (collectively,
“FLI”)
within the meaning of applicable Canadian and US securities
laws, including the United States Private
Securities Litigation Reform Act of 1995, which reflect the
current view with respect to the Company’s
expectations regarding future growth, results of operations, performance, earnings, capital investment,
sales volumes, recovery of costs, timing of regulatory decisions, the expected timing and outcome of the
pending sale of NMGC, the expected impact of Cybersecurity
Incident (as defined herein) on the
Company’s financial position and results of operations,
information technology (“IT”) systems restoration,
insurance recoveries, and business continuity processes as
well as other matters relating to the
Cybersecurity Incident, business prospects and opportunities, and may not be appropriate for other
purposes. All such information and statements are made pursuant to safe harbour provisions contained in
applicable securities legislation. The words “anticipates”,
“believes”, “budget”, “could”, “estimates”,
“expects”, “forecast”, “intends”, “may”, “might”, “plans”,
“projects”, “schedule”, “should”, “targets”, “will”,
“would” and similar expressions are often intended to identify
FLI, although not all FLI contains these
identifying words. The FLI reflects management’s
current beliefs and is based on information currently
available to Emera’s management and should not
be read as guarantees of future events, performance
or
results, and will not necessarily be accurate indications
of whether, or the time at
which, such events,
performance or results will be achieved.

FLI is based on reasonable assumptions and is subject
to risks, uncertainties and other factors that could
cause actual results to differ materially from historical
results or results anticipated by the FLI. Factors that
could cause results or events to differ from current
expectations include, without limitation: regulatory and
political risk; change in law risk; system operating and
maintenance risks; changes in economic
conditions; commodity price and availability risk; liquidity and capital markets risk; changes in credit
ratings; future dividend growth, rate base growth, and
adjusted earnings per common share (“EPS”)
growth; timing and costs associated with certain capital
investments; expected impacts on Emera of
challenges in the global economy; potential impacts of trade disputes and tariffs; estimated energy
consumption rates; maintenance of adequate insurance
coverage and receipt of proceeds; changes in
customer energy usage patterns; developments in technology
that could impact demand for electricity;
climate risk; weather risk, including higher frequency and
severity of weather events; risk of wildfires;
unanticipated maintenance and other expenditures; derivative financial instruments and hedging; interest
rate risk; inflation risk; counterparty risk; disruption of fuel supply; supply chain risk; environmental risks;
foreign exchange (“FX”); regulatory and government decisions, including changes to environmental
legislation, financial reporting and tax legislation; risks
associated with pension plan performance and
funding requirements; loss of service area; risks and
costs associated with failure of IT infrastructure and
cybersecurity incidents including IT systems restoration and business continuity processes; uncertainties
associated with infectious diseases, pandemics and similar
public health threats; risks associated with
health and safety; market energy sales prices; labour relations;
and availability of labour and
management resources.
Readers are cautioned not to place undue reliance on
FLI, as actual results could differ materially from
the plans, expectations, estimates or intentions and statements expressed in the
FLI. All FLI in this MD&A
is qualified in its entirety by the above cautionary statements and, except as required by law,
Emera
undertakes no obligation to revise or update any FLI as
a result of new information, future events or
otherwise.
INTRODUCTION
AND STRATEGIC OVERVIEW
Emera (TSX/NYSE: EMA) is a North American provider
of energy services, owning and operating a
portfolio of cost-of-service, rate-regulated electric and gas utilities.
Its largest operations are in Florida,
with additional operations in Atlantic Canada, New Mexico,
and the Caribbean. Emera is headquartered
in Halifax, Nova Scotia, Canada.
Emera’s business strategy is centred on continued
investment in its regulated utilities, combined with a
focus on operational excellence and efficiency,
to safely and reliably deliver energy to its 2.7 million
customers. Effective execution of these priorities supports
predictable and growing earnings, cash flow,
and dividends for shareholders.
Earnings opportunities in regulated utilities are a function of the magnitude of net investment in the utility
(known as “rate base”), the amount of equity in the capital structure, and the targeted return on that equity
(“ROE”), all as established and approved through regulation. Earnings are also affected by sales volumes
and operating expenses. In 2025, Emera’s regulated cost
-of-service utilities in Florida accounted for 67
per cent of average consolidated rate base, with Atlantic
Canada comprising 25 per cent, and the
Caribbean and New Mexico at 4 per cent each.
Emera’s capital investment plan is forecasted to be
approximately $20 billion from 2026 through 2030 and
is focused on delivering value for customers through prudent investments in reliability and system
resiliency, infrastructure
modernization, expansion to address customer growth, integration of
renewables, and technological innovations to deliver better
customer experiences. It is anticipated that
approximately 80 per cent of this capital investment will be made in Emera’s Florida utilities, necessitated
by customer growth and system requirements at both TEC and
PGS.

As at
millions of dollars 2026 2027 2028 2029 2030 Total
Capital investment plan $
4,020
$
3,730
$
4,140
$
4,180
$
4,330
$
20,400
Average consolidated rate base:
US operations
$
23,180
$
25,100
$
27,140
$
29,300
$
31,480
Canadian operations
7,340
7,660
7,990
8,320
8,580
Total
$
30,520
$
32,760
$
35,130
$
37,620
$
40,060
*Capital investment plan and average consolidated
rate base exclude NMGC. For more information
on the pending sale of NMGC,
refer to “Other Developments” section.
Emera’s capital investment plan will be funded
primarily through internally generated cash flows,
debt
raised at the operating company level consistent with regulated capital structures, equity issuances, and
proceeds from the anticipated close of the NMGC transact
ion. Generally, Emera’s
equity requirements
are expected to be funded through the issuance of hybrid
securities, and the issuance of common equity
through Emera’s dividend reinvestment plan (“DRIP”)
and its at-the-market program (“ATM
program”).
Maintaining investment-grade credit ratings is a core strategic priority of the Company.
Emera has increased dividends per common share paid for
19 consecutive years and has provided
annual dividend growth guidance of one to two per cent.
Emera anticipates average adjusted EPS growth
of five to seven per cent through 2030, using 2024 as the
base year, which will support
continued
reduction in the ratio of dividend payout to adjusted net
income over time. For further information on the
non-GAAP ratios “Adjusted EPS” and “Dividend Payout
Ratio of Adjusted Net Income”, refer to the “Non-
GAAP Financial Measures and Ratios” section.
NON-GAAP FINANCIAL
MEASURES AND
RATIOS
Emera uses financial measures and ratios that do not
have standardized meaning under USGAAP and
are calculated by adjusting certain GAAP measures for specific items. They may not be comparable to
similar measures presented by other entities. These measures and ratios are discussed and reconciled
below.
Adjusted Net Income, Adjusted EPS – Basic,
and Dividend Payout Ratio of
Adjusted Net Income
Emera calculates an adjusted net income attributable to
common shareholders (“adjusted net income”)
measure by excluding items below from net income attributable to common shareholders. Management
believes excluding these items better distinguishes ongoing
operations of the business and allows
investors to better understand and evaluate the business.
Emera calculates adjusted net income for the Florida
Electric Utility, Gas
Utilities and Infrastructure, Other
Electric Utilities, and Other segments. Reconciliation to
the nearest GAAP measure is included in each
segment. For more information refer to the Financial Highlights section for each of Florida Electric Utility,
Gas Utilities and Infrastructure, Other Electric Utilities,
and Other.
Adjusted EPS – basic and dividend payout ratio of adjusted
net income are non-GAAP ratios which are
calculated using adjusted net income, as described above. For further details on dividend payout ratio of
adjusted net income, refer to the “Dividend Payout Ratio”
section.

Adjusting Items Impacting All Periods
Mark-to-market (“MTM”) Adjustments:
Management believes excluding from net income the
effect of MTM valuations and changes thereto, until
settlement, better aligns the intent and financial effect
of these contracts with the underlying cash flows,
and therefore excludes MTM adjustments for evaluation of
performance and incentive compensation. The
MTM adjustments are related to the following:
●
held-for-trading (“HFT”) commodity derivative instruments, including adjustments related to the
price differential between the point where natural
gas is sourced and where it is delivered, and
the related amortization of transportation capacity recognized as a result of certain Emera Energy
marketing and trading transactions;
●
the business activities of Bear Swamp Power Company
LLC (“Bear Swamp”) included in Emera’s
equity income;
●
equity securities held in BLPC and Emera Energy; and
●
FX hedges entered into to hedge USD denominated operating
unit earnings exposure.
Adjusting Items Impacting 2025 and 2024
Charges Related to the Pending Sale of NMGC:
On August 5, 2024, Emera entered into an agreement
to sell NMGC. In Q2 2025, the Company
recognized a $71 million non-cash impairment charge,
after-tax, and an additional loss of $1 million in
estimated transaction costs, after-tax, related to the pending sale.
In Q3 2024, the Company recognized
$206 million in non-cash goodwill and other impairment
charges, after-tax, and an additional loss of $19
million in estimated transaction costs, after-tax, related
to the pending sale. For further details, refer to the
“Significant Items Affecting Earnings” and “Other
Developments” sections.
Adjusting Items Impacting 2024
Gain on Sale of Emera’s Indirect Minority Interest
in the Labrador Island Link (“Gain on sale of LIL”):
In Q2 2024, Emera recognized a $107 million gain, after
tax and transaction costs, on the sale of LIL. In
Q4 2024, Emera recognized a $22 million tax benefit related
to the reversal of a prior year valuation
allowance. A portion of the taxable capital gain on sale of LIL was offset by prior year loss carryforwards,
of which the tax benefit was subject to a valuation allowance as at December 31, 2023.
For further
details refer to the “Significant Items Affecting
Earnings” section.
Financing Structure Wind-Up:
In Q4 2024, Emera recognized a $58 million tax benefit
related to denied interest and financing expenses
and the wind-up of a specific financing structure. For further details, refer to the “Significant Items
Affecting Earnings” section.
Charges Related to Wind-Down Costs and Certain
Asset Impairments:
In Q4 2024, the Company recognized $26 million, after-tax,
in wind-down costs and certain asset
impairments, primarily at Block Energy LLC (“Block Energy”).
For further details, refer to the “Significant
Items Affecting Earnings” section.

Reconciliation of Net Income Attributable to Common
Shareholders to Adjusted Net Income
Three months ended Year ended
For the December 31 December 31
millions of dollars (except per share amounts) 2025 2024 2025 2024 2023
Net income attributable to common shareholders $
68
$
154
$
1,014
$
494
$
978
MTM (loss) gain, after-tax
(1)
(99)
(146)
41
(291)
169
Charges related to the pending sale of NMGC, after-tax
(2)(3)
-
-
(72)
(225)
-
Gain on sale of LIL, after-tax
(4)
-
22
-
129
-
Financing structure wind-up
-
58
-
58
-
Charges related to wind-down costs and certain asset
impairments, after-tax
(5)
-
(26)
-
(26)
-
Adjusted net income $
167
$
246
$
1,045
$
849
$
809
EPS – basic $
0.23
$
0.52
$
3.39
$
1.71
$
3.57
Adjusted EPS – basic $
0.55
$
0.84
$
3.49
$
2.94
$
2.96
(1) Net of income tax recovery of $39 million
for the three months ended December 31,
2025 (2024 – $57 million recovery) and $17
million expense for the year ended December 31,
2025 (2024 – $117 million recovery) (2023 – $68 million expense).
(2) Represents (i) $71 million non-cash impairment
charge, after-tax and $1 million in transaction
costs, after-tax for the year ended
December 31, 2025 and (ii) $206 million in non-cash
goodwill and other impairment charges,
after-tax and $19 million in transaction
costs, after-tax for the year ended December 31,
2024.
(3) Net of income tax recovery of $5 million for
the year ended December 31, 2025 (2024 –
$21 million).
(4) Includes an income tax recovery of $22 million
for the three months ended December 31,
2024 and net of income tax expense of
$53 million for the year ended December 31, 2024.
(5) Net of income tax recovery of $6 million for
the three months and year ended December 31,
2024.
EBITDA and Adjusted EBITDA
Earnings before interest, income taxes, depreciation and amortization
(“EBITDA”) and adjusted EBITDA
are non-GAAP financial measures used by Emera. These
financial measures are used by numerous
investors and lenders to better understand cash flows
and credit quality.
EBITDA is useful to assess
Emera’s operating performance and indicates the
Company’s ability to service or incur debt,
invest in
capital, and finance working capital requirements. Adjusted
EBITDA represents EBITDA absent the
income effect of MTM adjustments, charges related
to the pending sale of NMGC, the 2024 gain on sale
of LIL, and the 2024 charges related to wind-down costs
and certain asset impairments.
Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Three months ended Year ended
For the December 31 December 31
millions of dollars 2025 2024 2025 2024 2023
Net income
(1)
$
87
$
173
$
1,090
$
568
$
1,045
Interest expense, net
268
248
1,032
973
925
Income tax (recovery) expense
(35)
(199)
81
(159)
128
Depreciation and amortization
335
296
1,294
1,162
1,049
EBITDA $
655
$
518
$
3,497
$
2,544
$
3,147
MTM (loss) gain, excluding income tax
(138)
(203)
58
(408)
237
Charges related to the pending sale of NMGC,
excluding income tax
-
-
(77)
(246)
-
Gain on sale of LIL, excluding income tax
-
-
-
182
-
Charges related to wind-down costs and certain asset
impairments, excluding income tax
-
(32)
-
(32)
-
Adjusted EBITDA $
793
$
753
$
3,516
$
3,048
$
2,910
(1) Net income is before Non-controlling interest
in subsidiaries and Preferred stock dividends.

CONSOLIDATED FINANCIAL REVIEW
Significant Items Affecting Earnings
The items detailed below have had a significant impact on
net income attributable to common
shareholders but have been excluded from adjusted net
income as described in the section entitled “Non-
GAAP Financial Measures and Ratios”.
Earnings Impact of MTM (Loss) Gain, After-Tax
For Q4 2025, MTM loss, after-tax, decreased $47 million to
$99 million compared to $146 million in Q4
2024, primarily due to a gain on Corporate FX hedges compared to a loss in prior year. For
the year
ended 2025, the 2024 MTM loss, after-tax, of $291
million decreased $332 million to a $41 million MTM
gain, after-tax primarily due to changes in existing positions and lower amortization of gas transportation
assets at Emera Energy Services (“EES”) and a gain on Corporate
FX hedges compared to a loss in prior
year.
Charges Related to the Pending Sale of NMGC
2025:
In Q2 2025, Emera recognized a non-cash impairment
charge of $75 million ($71 million after-tax, or
$0.24 per common share) related to the remeasurement of the
NMGC disposal group to fair value (“FV”)
less costs to sell. This was recorded in “Impairment charges”
on the Consolidated Statements of Income
and included in the Other Segment.
2024:
In Q3 2024, Emera recognized non-cash goodwill and
other impairment charges of $221 million ($206
million after-tax, or $0.72 per common share) related to the
NMGC reporting unit. These charges were
recorded in “Impairment charges” on the Consolidated
Statements of Income and included in
the Other and Gas Utilities and Infrastructure segments.
Additionally, in Q3 2024,
Emera recorded a loss
of $24 million ($19 million after-tax, or $0.06 per common
share) in estimated transaction costs related to
the pending sale. These transaction costs were included
in “Other income, net” on the Consolidated
Statements of Income and included in the Other segment.
For further details on the pending sale of NMGC, refer to the “Other
Developments” section. For further
details on the non-cash impairment and goodwill charges,
refer to note 4 in the consolidated financial
statements.
Gain on Sale of LIL
On June 4, 2024, Emera completed the sale of its LIL equity
interest. A gain on sale of $182 million after
transaction costs ($107 million, after tax and transaction
costs, or $0.37 per common share), was
recognized in “Other Income, net” on the Consolidated
Statements of Income in Q2 2024 and included in
the Other segment. In Q4 2024, Emera recognized a $22
million ($0.08 per common share) tax benefit
related to the reversal of a prior year valuation allowance.
A portion of the taxable capital gain on the sale
of the LIL equity interest was offset by prior year
loss carryforwards, of which the tax benefit had been
subject to a valuation allowance as at December 31, 2023. This tax benefit was recorded in “Income tax
expense (recovery)” on the Consolidated Statements of
Income in Q4 2024 and included in the Other
segment. For further details on the transaction, refer to
note 4 in the consolidated financial statements.

Financing Structure Wind-Up
During 2024, the Company incurred $185 million of interest
and financing expenses in connection with a
specific financing structure. The current and future interest and financing expenses were expected to be
denied under the Excessive Interest and Financing Expenses
Limitation (“EIFEL”) legislation and, as a
result, the financing structure was wound up. It was determined that Emera was more likely than not to
realize the benefit of the current denied interest and financing expenses in future periods and therefore a
$54 million deferred income tax asset and related income tax benefit ($0.19 per common share) was
recorded during Q4 2024. In addition, Emera recognized a
$4 million income tax benefit ($0.01 per
common share) related to the reversal of a deferred income
tax liability on the wind-up of the financing
structure. The total tax benefit of $58 million was recorded in “Income tax expense (recovery)” on the
Consolidated Statements of Income and included in the
Other segment during 2024.
Charges Related to Wind-Down Costs and Certain
Asset Impairments
In Q4 2024, Emera recognized $32 million ($26 million
after-tax, or $0.09 per common share)
in wind-
down costs and certain asset impairments, primarily at Block
Energy. These were
recorded in “Other
income, net” and “Impairment charges” on the Consolidated
Statements of Income and included mainly in
the Other segment.
Consolidated Financial Highlights
For the Three months ended Year ended
millions of dollars
December 31 December 31
Adjusted net income 2025 2024 2025 2024 2023
Florida Electric Utility $
119
$
120
$
845
$
644
$
627
Canadian Electric Utilities
31
77
182
232
247
Gas Utilities and Infrastructure
76
87
276
267
214
Other Electric Utilities
15
21
43
48
35
Other
(74)
(59)
(301)
(342)
(314)
Adjusted net income $
167
$
246
$
1,045
$
849
$
809
MTM (loss) gain, after-tax
(99)
(146)
41
(291)
169
Charges related to the pending sale of NMGC, after-tax
-
-
(72)
(225)
-
Gain on sale of LIL, after-tax
-
22
-
129
-
Financing structure wind-up
-
58
-
58
-
Charges related to wind-down costs and
certain asset impairments, after-tax
-
(26)
-
(26)
-
Net income attributable to common shareholders $
68
$
154
$
1,014
$
494
$
978

The following table highlights significant changes in adjusted net income from 2024 to 2025:
For the Three months ended Year ended
millions of dollars December 31 December 31
Adjusted net income – 2024 $
246
$
849
Operating Unit Performance
Increased earnings at TEC year-over-year due to higher revenue from new base rates, customer growth, favourable weather, and the impact of a weaker CAD. These were partially offset by higher operating, maintenance and general expenses ("OM&G"), depreciation, interest expense, and income tax expense
(1)
201
Increased earnings at EES due to favourable weather conditions that led to higher natural gas prices and increased volatility that created profitable opportunities
17
50
Decreased earnings at NMGC quarter-over-quarter due to higher
OM&G. Increased earnings year-over-year due to higher revenue from new base rates, partially offset by higher OM&G and depreciation expense
(12)
10
Decreased income from equity investments due to the sale of LIL in Q2
2024
-
(28)
Decreased earnings at NSPI quarter-over-quarter primarily due to lower income tax recovery due to the utilization of tax loss carryforwards recognized as a deferred income tax regulatory liability in 2024. For both quarter-over-quarter and year-over-year, decreased earnings due to higher OM&G and higher depreciation expense, partially offset by higher revenue due to favourable weather
(49)
(19)
Corporate
Increased interest expense due to increased Corporate debt and the impact of a weaker CAD on USD interest expense, partially offset by lower interest rates
(4)
(14)
Decreased income tax recovery due to decreased deferred income tax asset valuation allowance adjustment
(27)
(9)
Other Variances
(3)
5
Adjusted net income – 2025 $
167
$
1,045
For the Year ended December 31
millions of dollars 2025 2024 2023
Operating cash flow before changes in working capital $
2,559
$
2,194
$
2,336
Change in working capital
(757)
452
(95)
Operating cash flow $
1,802
$
2,646
$
2,241
Investing cash flow $
(3,482)
$
(2,218)
$
(2,917)
Financing cash flow $
1,841
$
(818)
$
939
For further discussion of cash flow,
refer to the "Consolidated Cash Flow Highlights"
section.
As at
December 31
millions of dollars 2025 2024 2023
Total
assets
$
44,817
$
42,951
$
39,480
Total
long-term debt (including current portion)
(1)
$
19,654
$
18,407
$
18,365
(1) Excludes NMGC balances classified as held
for sale at December 31, 2025 and December
31, 2024. For further details, refer to
the "Other Developments" section and note 4 in the
consolidated financial statements.

Consolidated Income Statement Highlights
For the
Three months ended Year ended Year ended
millions of dollars December 31 December 31 December 31
(except per share amounts) 2025 2024 Variance 2025 2024 Variance 2023
Operating revenues $
2,006
$
1,763
$
243
$
8,776
$
7,200
$
1,576
$
7,563
Operating expenses
1,731
1,524
(207)
6,801
6,120
(681)
5,769
Income from operations $
275
$
239
$
36
$
1,975
$
1,080
$
895
$
1,794
Other income (expense), net $
30
$
(29)
$
59
$
165
$
203
$
(38)
$
158
Income tax (recovery) expense $
(35)
$
(199)
$
(164)
$
81
$
(159)
$
(240)
$
128
Net income attributable to
common shareholders
$
68
$
154
$
(86)
$
1,014
$
494
$
520
$
978
Adjusted net income $
167
$
246
$
(79)
$
1,045
$
849
$
196
$
809
Weighted average shares of
common stock outstanding
(in millions)
301.2
294.1
7.1
299.2
289.1
10.1
273.6
EPS – basic $
0.23
$
0.52
$ (0.29) $
3.39
$
1.71
$ 1.68 $
3.57
EPS – diluted $
0.25
$
0.52
$ (0.27) $
3.38
$
1.71
$ 1.67 $
3.57
Adjusted EPS – basic $
0.55
$
0.84
$ (0.29) $
3.49
$
2.94
$ 0.55 $
2.96
Adjusted EBITDA $
793
$
753
$
40
$
3,516
$
3,048
$
468
$
2,910
Dividends per common share
declared
$
0.7325
$
0.7250
$
0.0075
$
2.9075
$
2.8775
$
0.0300
$
2.7875
Dividends per first preferred shares declared:
Series A
$
0.7186
$
0.5456
$
0.1730
$
0.5456
Series B
$
0.9451
$
1.6966
$
(0.7515)
$
1.5583
Series C
$
1.6085
$
1.6085
$
-
$
1.2873
Series E
$
1.1250
$
1.1250
$
-
$
1.1250
Series F
$
1.3406
$
1.0505
$
0.2900
$
1.0505
Series H
$
1.5810
$
1.5810
$
-
$
1.3140
Series J
$
1.0625
$
1.0625
$
-
$
1.0625
Series L
$
1.1500
$
1.1500
$
-
$
1.1500
Trade Disputes and Tariffs
The extent of the future impact of trade disputes and tariffs on the Company’s financial results and
business operations continues to evolve, cannot be predicted at this time and will depend on future
developments. To
date, there has been no material financial impact on
the Company.
For information on
risks associated with trade disputes and the imposition of tariffs, refer to the “Enterprise Risk and Risk
Management” section.
Operating Revenues
For Q4 2025, operating revenues increased $243 million
compared to Q4 2024 and, excluding decreased
MTM losses of $19 million, increased $224 million. The
increase was due to higher storm cost recoveries
at TEC and NSPI (offset in OM&G); new base rates
at TEC; and higher marketing and trading margin
at
EES.
For the year ended December 31, 2025, operating revenues
increased $1,576 million compared to 2024
and, excluding increased MTM gains of $369 million, increased
$1,207 million. The increase was due to
higher storm cost recoveries at TEC and NSPI (offset
in OM&G); new base rates at TEC and NMGC;
the
impact of a weaker CAD; higher fuel cost recoveries at
TEC, NSPI and NMGC; higher marketing and
trading margin at EES; and favourable weather at NSPI
and TEC.

Operating Expenses
For Q4 2025, operating expenses increased $207 million compared to Q4 2024. Excluding charges
related to wind-down costs and certain asset impairments
of $4 million recognized in 2024, operating
expenses increased $211
million. For the year ended December 31, 2025, operating
expenses increased
$681 million compared to 2024. Excluding the change
in the charges related to the pending sale of
NMGC of $146 million and charges related to wind-down
costs and certain asset impairments of $4
million recognized in 2024, operating expenses increased $831 million. These increases were primarily
due to higher storm cost recognition of $97 million quarter
-over-quarter and $350 million year-over-year at
TEC and NSPI (offset in revenue); higher OM&G
at NMGC and NSPI; and increased depreciation
expense at TEC, PGS and NMGC. The year-over-year
increase was also due to higher natural gas prices
at TEC, PGS and NMGC; higher regulated fuel for generation
and purchase power at NSPI; and the
impact of a weaker CAD.
Other Income, net
For Q4 2025, other income, net increased $59 million compared to Q4 2024, due to decreased FX losses
and the 2024 charges related to wind-down costs and
certain asset impairments.
For the year ended December 31, 2025, other income, net
decreased $38 million compared to 2024, due
to the gain on sale of LIL in 2024, partially offset
by higher FX gains in 2025, the 2024 charges related
to
wind-down costs and certain asset impairments and the
2024 transaction costs related to the pending
sale of NMGC.
Income Tax Expense
(Recovery)
For Q4 2025, income tax recovery decreased $164 million compared to Q4 2024, due to the recognition
of tax benefits associated with denied interest and financing expenses in the prior year,
decreased
deferred income tax asset valuation allowance adjustment
and increased income before provision for
income taxes.
For the year ended December 31, 2025, income tax expense
increased $240 million compared to 2024,
due to increased income before provision for income taxes
(excluding the gain on sale of LIL recognized
in 2024 and the charges related to the pending sale of NMGC), recognition of tax benefits associated with
denied interest and financing expenses in the prior year,
and decreased deferred income tax asset
valuation allowance adjustment. These were partially offset
by the tax impact on the gain on sale of LIL
recognized in 2024 and increased tax credits recognized at
NSPI and TEC.
Net Income and Adjusted Net Income
Net income attributable to common shareholders for Q4 2025, compared to Q4 2024, was favourably
impacted by the $47 million decrease in MTM losses, the
$26 million charges related to wind-down costs
and certain asset impairments in 2024, and unfavourably
impacted by the $58 million tax benefit related
to a specific financing structure and its wind-up recognized in 2024 and the $22 million valuation
allowance reversal related to the gain on sale of LIL recognized in 2024. Excluding these changes,
adjusted net income decreased $69 million due to decreased
earnings at NSPI and NMGC; and
increased Corporate costs. These were partially offset
by increased earnings at EES.
Net income attributable to common shareholders for the year
ended 2025, as compared to the same
period in 2024, was favourably impacted by the $332
million decrease in MTM losses, the $153 million
change in the charges related to the pending sale of NMGC,
and the $26 million in charges related to
wind-down costs and certain asset impairments and unfavourably impacted by the $129 million gain on
sale of LIL recognized in 2024 and the $58 million tax benefit related to a specific financing structure and
its wind-up recognized in 2024. Excluding these changes,
adjusted net income increased $206 million.
The increase was primarily due to increased earnings at TEC,
EES and NMGC. These were partially
offset by lower equity earnings from LIL; higher Corporate
costs; and lower earnings at NSPI.

EPS and Adjusted EPS – Basic
For Q4 2025, EPS - basic and adjusted EPS were lower
than Q4 2024 due to the impact of lower
earnings as discussed above and the impact of an increase
in weighted average shares outstanding.
For the year ended December 31, 2025, EPS – basic and
adjusted EPS were higher than 2024 due to the
impact of higher earnings as discussed above, partially offset by the impact of an increase in weighted
average shares outstanding.
Effect of Foreign Currency Translation
Emera operates in the United States (“US”), Canada and various
Caribbean countries and, as such,
generates revenues and incurs expenses denominated in
local currencies which are translated into CAD
for financial reporting. Changes in translation rates, particularly the value of the USD against the CAD,
can positively or adversely affect results.
Results of foreign operations are translated at the weighted average rate of exchange, and assets and
liabilities of foreign operations are translated at period end rates.
The relevant CAD/USD exchange rates
on net income attributable to common shareholders for 2025
and 2024 are as follows:
Three months ended
Year ended
December 31 December 31
2025 2024 2025 2024
Weighted average CAD/USD
$ 1.36 $ 1.37 $ 1.41 $ 1.36
Period end CAD/USD exchange rate $ 1.37 $ 1.44 $ 1.37 $ 1.44
The table below includes Emera’s significant segments
whose contributions to adjusted net income are
recorded in USD currency:
Three months ended Year ended
For the
December 31 December 31
millions of USD 2025 2024 2025 2024
Florida Electric Utility
$ 85 $ 85 $ 607 $ 470
Gas Utilities and Infrastructure
(1)(2)
50 56 179 178
Other Electric Utilities 11 15 31 35
Other segment
(3)
(26) (33) (123) (131)
Total
(2)(4)
$ 120 $ 123 $ 694 $ 552
(1) Includes USD net income from PGS, NMGC, SeaCoast
and M&NP.
(2) Excludes $6 million USD, after-tax, in other impairment
charges associated with the pending sale of
NMGC for the year ended
December 31, 2024.
(3) Includes Emera Energy's USD adjusted net income
from EES, Bear Swamp and interest expense
on Emera Inc.'s USD
denominated debt.
(4) Excludes $73 million USD in MTM losses, after-tax,
for the three months ended December 31, 2025
(2024 – $84 million USD
MTM losses, after-tax) and $5 million in USD
MTM gain, after-tax, for the year ended December
31, 2025 (2024 – $189 million USD
MTM losses, after-tax).
In Q4 2025, the translation impact of a stronger CAD on USD
denominated earnings decreased adjusted
net income by $3 million and decreased net income attributable to common shareholders by $3 million,
compared to the same period in 2024. For the year ended December
31, 2025, the impact of a weaker
CAD on US denominated earnings increased adjusted net
income by $13 million and increased net
income attributable to common shareholders by $49 million, compared to 2024. Impacts of the changes in
the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of
USD earnings
in the Other segment.

BUSINESS OVERVIEW AND OUTLOOK
Florida Electric Utility
The Florida Electric Utility segment consists of TEC, a
vertically integrated regulated electric utility
engaged in the generation, transmission and distribution
of electricity, serving
customers in West Central
Florida. With $14.5 billion USD of assets and approximately
866,000 customers at December 31, 2025,
TEC owns 6,771 megawatts (“MW”) of generating capacity,
of which 78 per cent is natural gas fired, 21
per cent is solar and 1 per cent is energy storage. TEC
owns approximately 2,200 kilometres of
transmission facilities and 21,100 kilometres of distribution facilities. TEC meets the planning criteria for
reserve capacity established by the FPSC, which is a 20 per
cent reserve margin over firm peak demand.
TEC’s approved regulated ROE range is 9.50 per cent
to 11.50 per cent
based on an allowed equity
capital structure of 54 per cent. An ROE of 10.50 per cent
is used for the calculation of the return on
investments for clauses.
TEC anticipates earning within its allowed ROE range in 2026. USD earnings are expected to be higher in
2026 than 2025 as a result of new base rates effective
January 1, 2026, and continued customer growth.
On September 4, 2025, TEC petitioned the FPSC to increase
base revenue by $88 million USD to reflect
the 2026 adjustment in accordance with its 2024 rate case
decision. On November 4, 2025, the FPSC
approved the adjustment, with new rates effective
January 1, 2026.
On February 3, 2025, the FPSC issued the final order approving the 2024 rate case decision, effective
January 1, 2025. For additional details on the 2024 rate case, refer to note 7 in Emera’s consolidated
financial statements. In February 2025, a motion for reconsideration on certain aspects of the final order
was filed by an intervening party with the FPSC. On May
6, 2025, the FPSC denied the motion for
reconsideration, except with respect to immaterial calculation corrections, and the final order was issued
on June 11, 2025.
In March 2025, two intervening parties each filed a
notice of appeal to the Florida
Supreme Court regarding the outcome of TEC’s
2024 base rate proceeding. On January 12, 2026, the
intervening parties filed their briefs related to the appeal.
To
date, the FPSC has not responded to the
briefs.
On February 4, 2025, the FPSC approved TEC’s
petition for the recovery of $466 million USD of costs
associated with Hurricane Idalia, Hurricane Debby,
Hurricane Helene and Hurricane Milton, and the
associated interest to replenish the storm reserve over
an 18-month recovery period, which began in
March 2025. The amount of cost-recovery is subject
to a true-up mechanism with the FPSC. For
additional details on the storm reserve, refer to note 7 in
Emera’s consolidated financial statements.
In 2026, capital investment in the Florida Electric Utility
segment is expected to be $1.8 billion USD (2025
– $1.6 billion USD), including allowance for funds used during construction
(“AFUDC”). Capital projects
include investment in generation reliability projects and
storm hardening, grid modernization, and
transmission expansion.
Canadian Electric Utilities
The Canadian Electric Utilities segment includes NSPI
and NSPML.
NSPI is a vertically integrated
regulated electric utility engaged in the generation, transmission and distribution of electricity and the
primary electricity supplier to customers in Nova Scotia.
NSPML is a 100 per cent equity interest in the
Maritime Link Project (“Maritime Link”), a transmission
project between the island of Newfoundland and
Nova Scotia.

NSPI
With $8.1 billion of assets and approximately 565,000 customers at December 31, 2025, NSPI owns
2,422 MW of generating capacity,
of which 44 per cent is coal and/or oil-fired; 28
per cent is natural gas
and/or oil; 19 per cent is hydro,
wind, or solar; 7 per cent is petroleum coke (“petcoke
”) and 2 per cent is
biomass-fueled generation. In 2025, NSPI began operations
of two 50 MW grid-scale battery facilities to
enhance reliability.
In addition, NSPI has contracts to purchase renewable
energy from independent
power producers (“IPPs”) and community feed-in tariff
(“COMFIT") participants, which own 573 MW of
capacity. NSPI also
has rights to 153 MW of Maritime Link capacity,
representing Newfoundland and
Labrador Hydro’s (“NLH”) Nova Scotia Block (“NS
Block”) delivery obligations, as discussed below.
NSPI
owns approximately 5,400 kilometres of transmission facilities and 28,700 kilometres of distribution
facilities.
NLH is obligated to provide NSPI with approximately 900 Gigawatt hours (“GWh”) of energy annually over
35 years. In addition, until March 31, 2026, NLH is obligated to provide approximately 240 GWh of
additional energy from the Supplemental Energy Block
transmitted through the Maritime Link. NSPI has
the option of purchasing additional market-priced energy
from NLH through the Energy Access
Agreement. The Energy Access Agreement enables NSPI
to access a market-priced bid from NLH for up
to 1.8 Terawatt
hours (“TWh”) of energy in any given year and, on
average, 1.2 TWh of energy per year
through August 31, 2041.
NSPI’s approved regulated ROE range is 8.75 per cent
to 9.25 per cent, based on an actual five-quarter
average regulated common equity component of up to
40 per cent of approved rate base.
Assuming new base rates are approved by the NSEB
in the general rate application (“GRA”) and are
generally consistent with the settlement agreement,
NSPI anticipates earning at the low end of its allowed
ROE in 2026 and expects earnings in 2026 to be higher
than 2025. Sales volumes are expected to be
higher in 2026 than 2025.
On September 18, 2025, NSPI filed a consensus GRA with
the NSEB, reflecting a settlement agreement
reached with customer representatives. The GRA proposes
average annual rate increases of 1.8 per cent
in 2026 and 2.4 per cent in 2027. The proposed rates
would result in annual revenue (fuel and non-fuel)
increases of $62 million in 2026 and $108 million in 2027. The hearing for the matter concluded in
January 2026 and a decision by the NSEB is expected
by early Q2 2026.
On March 5, 2025, NSPI, the Canada Infrastructure Bank
(“CIB”) and the Wskijinu’k Mtmo’taqnuow
Agency (“WMA”) announced the Wasoqonatl
transmission line project to create a reliability intertie
between Nova Scotia and New Brunswick. The project
is owned by a new regulated utility,
WTI, which is
wholly-owned by a newly formed limited partnership between
NSPI, CIB and WMA. NSPI is responsible
for providing construction, operation, maintenance and administrative services to WTI. NSPI has a 50 per
cent indirect voting interest in WTI which is recorded as
an “Investments subject to significant influence”
on Emera’s Consolidated Balance Sheets.
In 2026, capital investment is expected to be $720 million
(2025
– $712
million), including AFUDC. NSPI
is primarily investing in capital projects required to support power system reliability and reliable service for
customers.

Environmental Legislation and Regulations
NSPI is subject to environmental laws and regulations set
by both the Government of Canada and the
Province of Nova Scotia (the “Province”). NSPI continues
to work with both levels of government to
comply with these laws and regulations to maximize efficiency of emission control measures and
minimize customer cost. NSPI anticipates that costs prudently incurred to achieve legislated compliance
will be recoverable under NSPI’s regulatory
framework. NSPI faces risks associated with achieving
climate-related and environmental legislative requirements, including the risk of non-compliance, which
could adversely affect NSPI’s operations
and financial performance. For further discussion on these
risks
and environmental legislation and regulations, refer to
the “Enterprise Risk and Risk Management”
section. Recent developments related to provincial and federal environmental laws and regulations are
outlined below.
Nova Scotia Energy Reform Act:
On October 15, 2025, the Nova Scotia Independent
Energy System Operator (“IESO Nova Scotia”)
announced that the organization will be phased in over
two phases during an 18-month period. On
December 1, 2025, the first phase was complete following
the transfer of system planning and
interconnection functions. The second phase is expected
to be complete in 2027 as IESO Nova Scotia
assumes responsibility for system operations. The establishment of IESO Nova Scotia follows Bill 404 -
Energy Reform (2024) Act enacted in April 2024, which established the NSEB, and phased transition to
IESO Nova Scotia.
Renewable Energy Regulations (“RER”):
On May 26, 2023, NSPI initiated an appeal, through a
proceeding with the NSEB, of the $10 million
penalty levied on NSPI by the Province for non-compliance
with the RER compliance period ending in
2022. The hearing concluded in 2025 and NSPI is awaiting
a decision.
NSPML
Equity earnings from the Maritime Link are dependent
on the approved ROE and operational
performance of NSPML. NSPML’s
approved regulated ROE range is 8.75 per cent to
9.25 per cent,
based on an actual five-quarter average regulated common
equity component of up to 30 per cent.
Equity earnings from NSPML in 2026 are expected to
be consistent with 2025. The NSPML investment is
recorded as “Investments subject to significant influence”
on Emera’s Consolidated Balance Sheets.
The Maritime Link assets entered service on January
15, 2018, enabling the transmission of energy
between Newfoundland and Nova Scotia, improved reliability
and ancillary benefits, supporting the
efficiency and reliability of energy in both provinces.
NLH’s NS Block delivery obligations
commenced on
August 15, 2021 and will be delivered over the next 35
years pursuant to the project agreements.
On December 23,
2025, NSPML received an interim order from the
NSEB to collect up to $199 million
from NSPI for the recovery of costs associated with the
Maritime Link in 2026, subject to a monthly
holdback of up to $4 million.
A final decision from the NSEB is pending. There was
no holdback recorded
for the year ended December 31, 2025.
On February 4, 2026, NSPML submitted an application with
the NSEB requesting the termination of the
holdback mechanism. A decision is anticipated in Q3
2026.
In 2026, the capital investment at NSPML is expected to
be approximately $40 million (2025 – $7 million).

Gas Utilities and Infrastructure
The Gas Utilities and Infrastructure segment includes PGS, NMGC,
SeaCoast, Brunswick Pipeline and
Emera’s equity investment in M&NP.
PGS is a regulated gas distribution utility engaged
in the purchase,
distribution and sale of natural gas serving customers in Florida.
NMGC is an intrastate regulated gas
distribution utility engaged in the purchase, transmission, distribution and sale of natural gas serving
customers in New Mexico. SeaCoast is a regulated intrastate
natural gas transmission company offering
services in Florida. Brunswick Pipeline is a regulated 145-kilometre pipeline delivering re-gasified
liquefied natural gas from Saint John, New Brunswick,
to markets in the northeastern US.
On August 5, 2024, Emera announced an agreement to sell
NMGC. As a result of the pending sale,
NMGC’s assets and liabilities were classified as held
for sale as of Q3 2024. The public hearing was held
in November 2025. The transaction is expected to close in
the first half of 2026. For more information on
the pending transaction, refer to the “Other Developments”
section.
PGS
With $3.3 billion USD of assets and approximately 523,000 customers, the PGS system includes
approximately 25,600 kilometres of natural gas mains and
14,800 kilometres of service lines. Natural gas
throughput (the amount of gas delivered to its customers,
including transportation-only service) was 2
billion therms in 2025.
Beginning in 2026, the approved ROE range for PGS is
9.30 per cent to 11.30
per cent (2025 – 9.15 per
cent to 11.15 per cent)
based on an allowed equity capital structure of 54.7
per cent (2025 – 54.7 per
cent). An ROE of 10.30 per cent (2025 – 10.15 per cent)
is used for the calculation of return on
investments for clauses.
PGS anticipates earning within its allowed ROE range
in 2026. USD earnings are expected to be higher
in 2026 than 2025, as a result of new base rates effective
January 1, 2026, and continued customer
growth.
On March 31, 2025, PGS filed a rate case with the FPSC
for new rates to become effective January
1,
2026. On August 13, 2025, PGS and the intervening parties
filed a settlement agreement with the FPSC
for a $67 million USD increase in 2026 annual base rates,
which includes $7 million USD from the cast
iron and bare steel replacement rider,
and additional adjustments of $25 million USD in 2027
and up to $5
million USD in 2028 (subject to FPSC approval). This reflects a 10.30 per cent midpoint ROE and 54.7
per cent equity thickness. On October 31, 2025, the FPSC
issued the final order approving the
settlement.
In 2026, capital investment is expected to be approximately
$445 million USD (2025 – $323 million USD),
including AFUDC. PGS will make investments to maintain the reliability of their systems and support
customer growth.
NMGC
With $1.6 billion USD of assets and approximately 553,000 customers,
NMGC’s system includes
approximately 2,300 kilometres of transmission pipelines
and 18,200 kilometres of distribution pipelines.
Annual natural gas throughput was approximately 1 billion
therms in 2025.
The approved ROE for NMGC is 9.375 per cent, on an
allowed equity capital structure of 52 per cent.
NMGC’s USD earnings contribution to Emera in 2026
are expected to be lower than in 2025 as a result of
the pending sale of NMGC, which is expected to close in the first half of 2026.

Other Electric Utilities
Other Electric Utilities includes Emera (Caribbean) Incorporated
(“ECI”), a holding company with
regulated electric utilities. ECI’s regulated utilities
include vertically integrated regulated electric utilities
of
BLPC on the island of Barbados, GBPC on Grand Bahama Island, and an equity investment in Lucelec
on the island of St. Lucia.
Other Electric Utilities’ USD earnings in 2026 are expected
to be consistent with the prior year.
In 2026, capital investment in the Other Electric Utilities
segment is expected to be approximately $110
million USD (2025 – $67 million USD), including AFUDC,
primarily in more efficient and cleaner sources
of generation, including renewables and battery storage.
BLPC
With $547 million USD of assets and approximately 137,000
customers, BLPC owns 243 MW of
generating capacity, of
which 96 per cent is oil-fired and 4 per cent is solar.
BLPC owns approximately
200 kilometres of transmission facilities and 4,000 kilometres of distribution facilities. BLPC’s approved
regulated return on rate base is 10 per cent.
In 2021, BLPC submitted a general rate review application
to the FTC. In September 2022, the FTC
granted BLPC interim rate relief, allowing an increase in base rates of approximately $1 million USD per
month. On February 15, 2023, the FTC issued a decision
on the application which included the following
significant items: an allowed regulatory ROE of 11.75
per cent, an equity capital structure of 55 per cent,
a directive to update the major components of rate base to September
16, 2022, and a directive to
establish regulatory liabilities totalling approximately $71 million
USD. On March 7, 2023, BLPC filed a
Motion for Review and Variation
(the “Motion”) and applied for a stay of the FTC’s
decision, which was
subsequently granted. On November 20, 2023, the FTC
issued their decision dismissing the Motion.
Interim rates continue to be in effect through to
a date to be determined in a final decision and order.
On December 1, 2023, BLPC appealed certain aspects
of the FTC’s February 15 and November 20,
2023 decisions to the Supreme Court of Barbados in the
High Court of Justice (the “Court”) and
requested that they be stayed. On December 11,
2023, the Court granted the stay.
BLPC’s position is
that the FTC made errors of law and jurisdiction in their
decisions and believes the success of the appeal
is probable, and as a result, the adjustments to BLPC’s
final rates and rate base, including any
adjustments to regulatory assets and liabilities, have not been recorded at this time. The appeal was
heard in December 2025, and will continue in early 2026.
A decision is expected in 2026.
BLPC currently operates pursuant to a single integrated license to generate, transmit and distribute
electricity on the island of Barbados until 2028. In 2019, the Government of Barbados passed legislation
requiring multiple licenses for the supply of electricity.
In November 2025, the Government of Barbados
and BLPC agreed to new Transmission, Distribution,
Sales and Dispatch (“T&D”) and Generation and
Energy Storage (“G&S”) licenses. The G&S
license will be valid until 2047, unless otherwise extended.
The T&D License will be valid for 30 years. These new
non-exclusive licenses have since been signed
and will become effective upon the repeal of the
existing license. BLPC continues to operate under its
current statutory authority while preparing for the transition to the new licensing framework.
GBPC
With $378 million USD of assets and approximately 20,000
customers, GBPC owns 98 MW of oil-fired
generation, approximately 100 kilometres of transmission
facilities and 1,000 kilometres of distribution
facilities. GBPC’s approved regulatory return on
rate base is 8.52 per cent.

On August 1, 2024, as required by the GBPA
Operating Protocol and Regulatory Framework Agreement,
GBPC filed a rate plan proposal. A review of the proposal
by the GBPA
is expected to commence in the
first half of 2026.
On June 1, 2024, the Electricity Act, 2024 took effect.
The legislation purports to remove the jurisdiction of
the GBPA over GBPC
and to have the Utilities Regulation and Competition
Authority (“URCA”), another
Bahamian regulator, regulate
GBPC. In 2024, URCA filed a claim in the Supreme
Court of the Bahamas,
seeking an order that the GBPA
be prohibited and restrained from considering and/or
approving any
adjustment to rates sought by GBPC. URCA contends that
it has regulatory authority over electricity
provision on Grand Bahama pursuant to the Electricity Act. Management does not expect that the
outcome of the proceedings will have a material impact
to Emera.
Other
The Other segment includes business operations that in
a normal year are below the required threshold
for reporting as separate segments; and corporate expense
and revenue items that are not directly
allocated to Emera’s subsidiaries and investments.
Business operations in the Other segment include Corporate;
Emera Energy Services (“EES”), a physical
energy marketing and trading business; and a 50 per cent
joint venture interest in Bear Swamp, a 660
MW pumped storage hydroelectric facility in northwestern
Massachusetts.
Corporate includes
certain corporate-wide functions including executive
management, strategic planning,
treasury services, legal, financial reporting, tax planning, corporate business development, corporate
governance, investor relations, risk management, insurance,
acquisition and disposition related costs,
gains or losses on select assets sales, and corporate
human resource activities. It includes interest
revenue on intercompany financings and interest expense
on corporate debt in both Canada and the US.
Earnings from EES are generally dependent on market conditions.
In particular, volatility in natural
gas
and electricity markets, which can be influenced by weather, local supply constraints and other supply
and demand factors, can provide higher levels of margin
opportunity. The
business is seasonal, with Q1
and Q4 usually providing the greatest opportunity for earnings.
EES is generally expected to deliver
annual adjusted net income of $15 million USD to $30 million
USD. In light of strong market conditions in
early 2026, EES expects USD adjusted net income for
2026 to be in line with 2025 results.
The adjusted net loss from the Other segment in 2026
is expected to be consistent with 2025.
In 2026, capital investment is expected to be approximately
$10 million (2025 – $6 million).

CONSOLIDATED
BALANCE SHEET HIGHLIGHTS
Significant changes in the Consolidated Balance Sheets between
December 31, 2024 and December 31,
2025 include:
Total
Increase
millions of dollars (Decrease) Explanation of Increase (Decrease)
Assets
Cash and cash equivalents $
153
Increased due to higher cash from operations, increased
proceeds under committed credit facilities at TEC, proceeds from debt issuances at TEC, and proceeds from common shares
issued. These were partially offset by investment in property, plant and equipment ("PP&E"), repayment of committed credit
facilities at TECO Finance, Inc. ("TECO Finance") and Emera, and dividends paid on Emera common stock
Regulatory assets (current and long-
term)
(229)
Decreased due to lower storm cost recovery assets at TEC and
NSPI and the effect of FX translation of Emera's non-Canadian affiliates. These were partially offset by higher deferrals related to the fuel adjustment mechanism ("FAM") and the deferred income tax regulatory asset at NSPI
Receivables and other assets
(current and long-term)
984
Increased trade receivables due to higher commodity prices at
EES, higher trade receivables at NSPI and TEC, higher right of use assets related to new finance leases at TEC, and increased pension assets due to higher return on assets in 2025 at TEC
Assets held for sale (current and
long-term), net of liabilities
(1)
(101)
Decreased primarily due to non-cash impairment charge
recognized in 2025, and the effect of FX translation of NMGC
PP&E, net of accumulated
depreciation and amortization
1,240
Increased due to capital additions in excess of depreciation, partially offset by the effect of FX translation of Emera's non-
Canadian affiliates
Goodwill
(278)
Decreased due to the effect of FX translation of Emera's non-
Canadian affiliates
Liabilities and Equity
Short-term debt and long-term debt
(including current portion)
$
1,654
Increased due to issuance of long-term debt at EUSHI Finance
Inc. ("EUSHI Finance") and TEC, proceeds from the issuance of a non-revolving term credit facility at NSPI, and higher utilization of committed credit facilities at TEC. These were partially offset by the effect of FX translation of Emera's non-Canadian affiliates and repayment of committed credit facilities at Corporate and
TECO Finance
Deferred income tax liabilities, net of
deferred income tax assets
156
Increased due to tax deductions in excess of accounting
depreciation related to PP&E and changes in pension and post-
retirement assets and liabilities. This was partially offset by increased tax credits at TEC and the effect of FX translation of
Emera's non-Canadian affiliates
Regulatory liabilities (current and
long-term)
(211)
Decreased due to lower FAM liability at NSPI, lower cost recovery clause liabilities and lower deferred income tax regulatory
liabilities at TEC, and the effect of FX translation of Emera's non-
Canadian affiliates
Other liabilities (current and long-
term)
96
Increased due to finance leases entered into at TEC and timing of interest payments at Corporate
Common stock
345
Increased due to shares issued
Accumulated other comprehensive
income
(388)
Decreased due to the effect of FX translation of Emera's non-
Canadian affiliates, partially offset by higher unrecognized pension and post-retirement benefit costs due to higher
investment returns and favourable changes in actuarial
assumptions and amortization at NSPI
Retained earnings
146
Increased due to net income in excess of dividends paid
(1) On August 5, 2024, Emera announced
the sale of NMGC. As a result, NMGC's
assets and liabilities were classified
as held for sale
beginning in Q3 2024. For further details, refer
to the "Other Developments" section and
note 4 in the consolidated financial statements.

OTHER DEVELOPMENTS
Increase in Common Dividend
On September 25, 2025, the Emera Board of Directors
approved an increase in the annual common
share dividend rate to $2.93 from $2.90 per common share.
The first payment was effective November
14, 2025.
Cybersecurity Incident
On April 25, 2025, Emera and NSPI discovered a cybersecurity incident involving unauthorized access
into certain parts of its Canadian IT network and servers
supporting portions of its business applications
(the “Cybersecurity Incident’).
There was no disruption to the Canadian physical operations
or Emera’s
US or Caribbean utilities’ operations.
The Company implemented business continuity processes
for certain impacted business and
administrative functions at its Canadian affiliates. The
systematic restoration of affected IT systems and
corresponding transition away from business continuity processes continues to progress in a planned,
controlled and phased approach. For more information on the
impact on internal controls over financial
reporting, refer to the “Disclosure and Internal Controls”
section. The Company maintains cyber insurance
coverage and is working with its insurer on the claims
process. At this time, the Cybersecurity Incident is
not expected to have a material impact on the Company’s
financial position or results of operations. For
information on risks associated with cybersecurity incidents generally, refer
to the “Enterprise Risk and
Risk Management”
section.
Pending Sale of NMGC
On August 5, 2024, Emera entered into an agreement
to sell its indirect wholly-owned subsidiary NMGC
for a total enterprise value of approximately $1.3 billion
USD, consisting of cash proceeds and the
transfer of debt and customary closing adjustments.
As a result of the pending sale, NMGC’s assets
and
liabilities were classified as held for sale in Q3 2024 and
the carrying value of the assets and liabilities
were adjusted to FV less cost to sell. The public hearing was held in November 2025. The transaction is
expected to close in the first half of 2026.
At each reporting date, the Company performs an assessment of the FV of the disposal group by
comparing the FV of expected transaction proceeds, less
costs to sell, to the carrying value of net assets,
including goodwill ("carrying amount"). On June 30, 2025, the
Company remeasured the NMGC disposal
group at the lower of its carrying amount and FV less costs
to sell. As a result of the change in the
expected timing of the transaction close, a non-cash impairment charge of $75 million ($71 million, after-
tax), or $55 million USD ($52 million USD, after-tax), was
recorded in “Impairment charges” on the
Consolidated Statements of Income in Q2 2025. An additional
loss for estimated future transaction costs
of $2 million ($1 million after-tax) was recorded in “Other
income, net” on the Consolidated Statements of
Income in Q2 2025. There were no additional adjustments recorded in 2025.
The Company will continue to record depreciation on the NMGC assets through the transaction closing
date, as the depreciation continues to be reflected in
customer rates and will be reflected in the carryover
basis of the assets when sold. Depreciation and amortization of $97 million ($70 million USD) was
recorded on these assets from August 5, 2024, the date
they were classified as held for sale, through
December 31, 2025. Of the $97 million ($70 million USD)
recorded to date, $71 million ($51 million USD)
was recorded in 2025.

US One Big Beautiful Bill Act (“OBBBA”)
On July 4, 2025, the OBBBA was signed into law.
The OBBBA makes permanent many of the expired
and expiring tax provisions originally enacted in the Tax
Cuts and Jobs Act of 2017. It also includes
significant changes in future years to the timing and availability of several clean energy tax credits
previously enacted in the Inflation Reduction Act, including the investment tax credit and production tax
credit. On August 15, 2025, the Internal Revenue Service
released guidance on determining when wind
and solar projects have begun construction for purposes
of qualifying for these tax credits. Emera’s
2025
financial statements were not materially impacted as a
result of the enacted changes.
Emera will continue
to evaluate the future impact as additional information
and guidance becomes available.
New York Stock
Exchange (“NYSE”) Listing
Emera filed a registration statement dated May 1, 2025
on Form 40-F with the US Securities and
Exchange Commission (“SEC”) to register its common
shares under Section 12 of the Securities
Exchange Act of 1934. Emera subsequently completed
the listing of its common shares on the NYSE and
commenced trading on May 28, 2025. Emera’s
common shares continue to be listed and traded on
the
Toronto
Stock Exchange.
Appointments
Executive
Effective March 1, 2026, Vivek
Sood will become President and CEO of NSPI, succeeding
Peter Gregg.
Most recently, Mr.
Sood retired as Executive Vice President, Related
Businesses from Sobeys Inc. in
2024, and has served as a member of the NSPI Board
of Directors since June 2024.
Effective December 1, 2025, Jared Green became
Emera’s new Chief Financial Officer,
succeeding Greg
Blunden. Mr. Green most recently
served as President and Chief Executive Officer
of TriSummit Utilities
(previously AltaGas Canada).
Board of Directors
Effective September 17, 2025, Isabelle Courville joined
the Emera Board of Directors. Ms. Courville is
Chair of the Board of Canadian Pacific Kansas City and
previously served as President of Hydro-Québec
Distribution and Hydro Québec TransÉnergie,
as well as President of Bell Canada’s Enterprise
Group.
FINANCIAL HIGHLIGHTS
Florida Electric Utility
Three months ended Year ended
For the December 31 December 31
millions of USD (except as indicated) 2025 2024 2025 2024
Operating revenues – regulated electric $
706
$
582
$
3,115
$
2,526
Regulated fuel for generation and purchased power $
150
$
151
$
703
$
622
Contribution to consolidated adjusted net income $
85
$
85
$
607
$
470
Contribution to consolidated adjusted net income - CAD $
119
$
120
$
845
$
644
Charges related to wind-down costs and certain asset
impairments, after-tax
(1)
$
-
$
(2)
$
-
$
(2)
Contribution to consolidated net income
$
85
$
83
$
607
$
468
Contribution to consolidated net income – CAD $
119
$
117
$
845
$
641
Average fuel costs in dollars per MWh $
31
$
31
$
32
$
28
(1) Net of income tax recovery of $1 million for
the three months and year ended December 31,
2024.

The impact of the change in FX rates on CAD earnings
was minimal for the three months ended
December 31, 2025, and increased CAD earnings by $16 million for the year ended December 31, 2025.
Net Income
Highlights of net income changes are summarized in the
following table:
For the Three months ended Year ended
millions of USD December 31 December 31
Contribution to consolidated net income – 2024 $ 83 $
468
Increased operating revenues primarily due to storm cost recovery revenue (offset in OM&G), new base rates, higher regulatory deferral revenue and customer growth. These were partially offset by
unfavourable weather of $10 million quarter-over-quarter. Year
-over-
year increase was also due to favourable weather of $10 million
124
589
Increased fuel for generation and purchased power year-over-year due to higher natural gas prices and higher purchased power
1
(81)
Increased OM&G due to higher storm cost recognition (offset in revenue), higher costs for employee benefits, operations related to solar investments, and software maintenance. These were partially offset by the timing of recognition of regulatory deferrals
(88)
(246)
Increased depreciation and amortization due to facilities and capital projects placed in service
(17)
(51)
Increased interest expense due to higher borrowings
(9)
(25)
Increased state and municipal taxes due to higher revenues and higher taxable plant in service
(10)
(28)
Increased income tax expense year-over-year primarily due to higher income before provision for income taxes, partially offset by higher benefit from production tax credits and increased amortization of deferred investment tax credits
2
(32)
Other
(1)
13
Contribution to consolidated net income – 2025 $
85
$
607
Operating Revenues – Regulated Electric
Annual electric revenues and sales volumes are summarized
in the following table by customer class:
Electric Revenues Electric Sales Volumes
(millions of USD)
(Gigawatt hours ("GWh"))
2025 2024 2025 2024
Residential $
1,786
$
1,507
10,309
10,269
Commercial
822
686
6,536
6,481
Industrial
195
162
2,105
2,019
Other
(1)
312
171
2,377
2,276
Total $
3,115
$
2,526
21,327
21,045
(1) Other includes regulatory deferrals related
to clauses, sales to public authorities, and off-system
sales to other utilities.

Regulated Fuel for Generation and Purchased Power
Annual production volumes are summarized in the following
table:
Production Volumes (GWh)
2025 2024
Natural gas
17,470
18,027
Solar
2,419
2,250
Purchased power
2,004
1,569
Coal
46
32
Total
21,939
21,878
TEC’s fuel costs are affected by commodity
prices and generation mix that is largely dependent on
economic dispatch of the generating fleet, bringing the lowest cost options on first (renewable energy
from solar or battery storage), such that the incrementa
l
cost of production increases as sales volumes
increase. Generation mix may also be affected
by plant outages, plant performance, availability
of lower
priced short-term purchased power,
availability of renewable solar generation, and
compliance with
environmental standards and regulations.
Regulatory Environment
TEC is regulated by the FPSC and is also subject to regulation by the FERC. The FPSC sets rates at a
level that allows utilities such as TEC to collect total revenues or revenue requirements equal to their cost
of providing service, plus an appropriate return on
invested capital. Base rates are determined in FPSC
rate setting hearings which can occur at the initiative
of TEC, the FPSC, or other interested parties. For
further details on TEC’s regulatory environment,
base rates and recovery mechanisms, refer to note
7 in
the consolidated financial statements.
Canadian Electric Utilities
Three months ended Year ended
For the December 31 December 31
millions of dollars (except as indicated) 2025 2024 2025 2024
Operating revenues – regulated electric $
504
$
479
$
1,944
$
1,855
Regulated fuel for generation and purchased power
(1)(2)
$
269
$
(216)
$
1,065
$
509
Contribution to consolidated net income $
31
$
77
$
182
$
232
Average fuel costs in dollars per MWh
(2)
$
89
$
(73)
$
93
$
45
(1) Regulated fuel for generation and purchased power
includes NSPI's FAM deferral on the Consolidated Statements of Income, however, it is excluded in the segment overview.
(2) Regulated fuel for generation and purchased power
and average fuel costs for 2024 include a
$486 million refund of previous
NSPML assessment payments ("NSPML Refund"),
which decreased average fuel costs by $164
per MWh and $43 per MWh for the
three months and year ended December 31, 2024,
respectively. For more information on the NSPML Refund, refer to note
7 in the
consolidated financial statements.
Canadian Electric Utilities' contribution to consolidated
net income is summarized in the following table:
Three months ended
Year ended
For the December 31 December 31
millions of dollars 2025 2024 2025 2024
NSPI $
22
$
71
$
141
$
160
Equity investment in NSPML
9
6
41
44
Equity investment in LIL
-
-
-
28
Contribution to consolidated net income
$
31
$
77
$
182
$
232

Net Income
Highlights of net income changes are summarized in the
following table:
For the Three months ended Year ended
millions of dollars December 31 December 31
Contribution to consolidated net income – 2024 $
77
$
232
Increased operating revenues at NSPI due to higher fuel and storm cost recoveries, favourable weather, and increased residential and commercial sales volumes, partially offset by lower industrial sales volumes
25
89
Increased regulated fuel for generation and purchased power at NSPI due to the 2024 NSPML Refund (1) , changes in generation mix, and higher sales volumes, partially offset by lower commodity prices
(485)
(556)
Decreased FAM deferral at NSPI primarily due to the 2024 NSPML
Refund (1)
472
511
Increased OM&G at NSPI quarter-over-quarter due to increased storm costs and costs related to the Cybersecurity Incident. Year-over-year increased due to higher costs for transmission and distribution operations, costs related to the Cybersecurity Incident and power generation operations, partially offset by higher administrative overhead allocation to PP&E
(21)
(49)
Increased depreciation and amortization due to increased PP&E in service
(4)
(16)
Decreased income from equity investments due to the sale of equity interest in LIL
-
(28)
Decreased income tax recovery quarter-over-quarter at NSPI primarily due to the utilization of tax loss carryforwards recognized as a deferred income tax regulatory liability in the prior year and decreased tax deductions in excess of accounting depreciation related to PP&E
(35)
4
Other
2
(5)
Contribution to consolidated net income – 2025 $
31
$
182
(1) For more information on the $486 million
NSPML Refund in 2024, refer to note 7
in the consolidated financial statements.
NSPI
Operating Revenues – Regulated Electric
Annual electric revenues and sales volumes are summarized
in the following tables by customer class:
Electric Revenues Electric Sales Volumes
(millions of dollars) (GWh)
2025 2024 2025 2024
Residential $
1,073
$
997
5,292
5,096
Commercial
522
499
3,084
3,046
Industrial
270
276
2,098
2,217
Other
43
41
231
222
Total $
1,908
$
1,813
10,705
10,581

Regulated Fuel for Generation and Purchased Power
Annual production volumes are summarized in the following table:
Production Volumes (GWh)
2025 2024
Coal
4,370
3,347
Natural gas
1,403
2,317
Purchased power
391
620
Oil
295
132
Petcoke
279
374
Total
non-renewables
6,738
6,790
Purchased power - IPP,
COMFIT and imports
3,707
3,464
Wind, hydro and solar
855
932
Biomass
174
140
Total
renewables
4,736
4,536
Total
production volumes
11,474
11,326
NSPI’s fuel costs are affected by commodity
prices and generation mix, which is largely dependent
on
economic dispatch of the generating fleet. NSPI brings the
lowest cost options on stream first after
renewable energy from IPPs including COMFIT participants,
for which NSPI has power purchase
agreements in place, and the NS Block of energy,
including the Supplemental Energy Block, which
carries no additional fuel cost outside of the NSEB approved annual assessments paid to NSPML for the
use of the Maritime Link.
Generation mix may also be affected by plant
outages, carbon pricing programs, including the Nova
Scotia Output-Based Pricing System, availability of renewable generation, availability of energy from the
NS Block, plant performance,
and compliance with environmental regulations.
Regulatory Environment – NSPI
NSPI is a public utility as defined in the Public Utilities
Act of Nova Scotia (“Public Utilities Act”) and is
subject to regulation by the NSEB. The Public Utilities
Act gives the NSEB supervisory powers over
NSPI’s operations and expenditures. NSPI is regulated
under a cost-of-service model, with rates set to
recover prudently incurred costs of providing electricity service to customers and provide a reasonable
return to investors. NSPI is not subject to a general annual rate review process but rather participates in
hearings held from time to time at NSPI’s or the NSEB’s
request. For further details on NSPI’s regulatory
environment and recovery mechanisms, refer to note
7 in the consolidated financial statements.
Gas Utilities and Infrastructure
On August 5, 2024, Emera announced an agreement to
sell NMGC. As a result of the pending sale,
NMGC’s assets and liabilities were classified as held
for sale beginning in Q3 2024. The public hearing
was held in November 2025. The transaction is expected to
close in the first half of 2026, subject to
certain approvals, including regulatory approval by the
NMPRC. For more information on the pending
transaction, refer to the “Other Developments” section.

Three months ended Year ended
For the December 31 December 31
millions of USD (except as indicated) 2025 2024 2025 2024
Operating revenues – regulated gas
(1)
$
327
$
317
$
1,235
$
1,160
Operating revenues – non-regulated
4
3
17
15
Total
operating revenue
$
331
$
320
$
1,252
$
1,175
Regulated cost of natural gas $
73
$
81
$
318
$
289
Contribution to consolidated adjusted net income
$
55
$
61
$
196
$
194
Contribution to consolidated adjusted net income – CAD $
76
$
87
$
276
$
267
Charges related to the pending sale of NMGC, after-tax
(2)
$
-
$
-
$
-
$
(6)
Contribution to consolidated net income
$
55
$
61
$
196
$
188
Contribution to consolidated net income – CAD $
76
$
87
$
276
$
259
(1) Operating revenues – regulated gas includes $12
million of finance income from Brunswick Pipeline
(2024 – $12 million) for the
three months ended December 31, 2025 and $46
million (2024 – $46 million) for the year ended December
31 2025; however, it is
excluded from the gas revenues and cost
of natural gas analysis below.
(2) Includes an other impairment charge, net of
income tax recovery of $2 million for the
year ended December 31, 2024.
Gas Utilities and Infrastructure's contribution to consolidated adjusted net income is summarized in the
following table:
Three months ended
Year ended
For the December 31 December 31
millions of USD 2025 2024 2025 2024
PGS $
31
$
28
$
117
$
120
NMGC
15
23
45
39
Other
9
10
34
35
Contribution to consolidated adjusted net income
$
55
$
61
$
196
$
194
The impact of the change in FX rates on CAD earnings
was minimal for the three months ended
December 31, 2025, and increased CAD earnings by $7 million
for the year ended December 31, 2025.
Net Income
Highlights of net income changes are summarized in the
following table:
For the Three months ended Year ended
millions of USD December 31 December 31
Contribution to consolidated net income – 2024 $
61
$
188
Increased gas revenues due to higher fuel revenue and higher off-
system sales at PGS and new base rates at NMGC
11
77
Decreased cost of natural gas quarter-over-quarter primarily due to timing of profit sharing with customers related to asset management agreements at NMGC. Increased cost of natural gas year-over-year due to higher natural gas prices at PGS
8
(29)
Increased OM&G primarily due to higher labour costs at NMGC
(16)
(20)
Increased depreciation primarily due to capital projects in service at
PGS and NMGC
(4)
(14)
Other
(5)
(6)
Contribution to consolidated net income – 2025 $
55
$
196

Operating Revenues – Regulated Gas
Annual gas revenues and sales volumes are summarized in
the following tables by customer class:
Gas Revenues Gas Volumes
(millions of USD) (millions of Therms)
2025 2024 2025 2024
Residential $
548
$
520
394
410
Commercial
377
362
875
824
Industrial
(1)
73
69
1,568
1,620
Other
(2)
191
163
313
278
Total
(3)
$
1,189
$
1,114
3,150
3,132
(1) Industrial gas revenue includes sales to power
generation customers.
(2) Other gas revenue includes off-system sales to other
utilities and various other items.
(3) Total gas revenue excludes $46 million of finance income from Brunswick Pipeline
(2024 – $46 million).
Regulated Cost of Natural Gas
PGS and NMGC purchase gas from various suppliers
depending on the needs of their customers. In
Florida, gas is delivered to the PGS distribution system
through interstate pipelines on which PGS has
firm transportation capacity for delivery by PGS to its customers.
NMGC’s natural gas is transported on
major interstate pipelines and NMGC’s intrastate
transmission and distribution system for delivery to
customers.
In Florida, natural gas service is unbundled for non-residential customers and residential customers who
use more than 1,999 therms annually and elect the option.
In New Mexico, NMGC is required, if
requested, to provide transportation-only services for all customer classes. The commodity portion of
bundled sales is included in operating revenues, at the
cost of the gas on a pass-through basis, therefore
no net earnings effect when a customer shifts
to transportation-only sales.
Annual gas sales by type are summarized in the following
table:
Gas Volumes by Type
(millions of Therms)
2025 2024
Transportation
2,463
2,434
System supply
687
698
Total
3,150
3,132
Regulatory Environments
PGS is regulated by the FPSC. The FPSC sets rates at
a level that allows utilities such as PGS to collect
total revenues or revenue requirements equal to their
cost of providing service, plus an appropriate return
on invested capital.
NMGC is subject to regulation by the NMPRC. The NMPRC
sets rates at a level that allows NMGC to
collect total revenues or revenue requirements equal to
its cost of providing service, plus an appropriate
return on invested capital.
For further information on PGS’s and NMGC’s
regulatory environment and recovery mechanisms, refer
to
note 7 in the consolidated financial statements.

Other Electric Utilities
Three months ended Year ended
For the December 31 December 31
millions of USD (except as indicated) 2025 2024 2025 2024
Operating revenues – regulated electric $
102
$
107
$
413
$
413
Regulated fuel for generation and purchased power $
51
$
55
$
211
$
215
Contribution to consolidated adjusted net income $
11
$
15
$
31
$
35
Contribution to consolidated adjusted net income – CAD $
15
$
21
$
43
$
48
Equity securities MTM loss $
(1)
$
(1)
$
-
$
-
Contribution to consolidated net income $
10
$
14
$
31
$
35
Contribution to consolidated net income – CAD $
13
$
19
$
43
$
48
Electric sales volumes (GWh)
330
323
1,307
1,307
Electric production volumes (GWh)
345
347
1,390
1,403
Average fuel cost in dollars per MWh $
148
$
159
$
152
$
153
The impact of the change in FX rates on CAD earnings
and adjusted net income for the three months and
year ended December 31, 2025 was minimal.
Other Electric Utilities' contribution to consolidated adjusted net income is summarized in the following
table:
Three months ended
Year ended
For the December 31 December 31
millions of USD 2025 2024 2025 2024
BLPC $
7
$
13
$
19
$
27
GBPC
1
3
10
11
Other
3
(1)
2
(3)
Contribution to consolidated adjusted net income
$
11
$
15
$
31
$
35
Net Income
Highlights of net income changes are summarized in the
following table:
For the Three months ended Year ended
millions of USD December 31 December 31
Contribution to consolidated net income – 2024 $
14
$
35
Decreased operating revenues quarter-over-quarter due to lower fuel revenue and lower miscellaneous revenue at BLPC
(5)
-
Decreased regulated fuel for generation and purchased power due to lower fuel costs at BLPC and GBPC
4
4
Increased income tax expense year-over-year due to the 2025
remeasurement of deferred income tax liabilities as a result of a corporate income tax rate change at BLPC
1
(2)
Increased depreciation and amortization expense at GBPC due to increased generation units in service
(4)
(5)
Other
-
(1)
Contribution to consolidated net income – 2025 $
10
$
31
Regulatory Environments
BLPC is regulated by the FTC. Rates are set to recover
prudently incurred costs of providing electricity
service to customers plus an appropriate return on capital
invested.
GBPC is regulated by the GBPA.
Rates are set to recover prudently incurred costs
of providing electricity
service to customers plus an appropriate return on rate
base.

For further details on BLPC and GBPC’s regulatory
environments and recovery mechanisms, refer to note
7 in the consolidated financial statements.
Other
Three months ended Year ended
For the December 31 December 31
millions of dollars 2025 2024 2025 2024
Marketing and trading margin
(1)(2)
$
60
$
35
$
158
$
77
Other non-regulated operating revenue
7
10
32
32
Total
operating revenues – non-regulated
$
67
$
45
$
190
$
109
Contribution to consolidated adjusted net (loss) income
$
(74)
$
(59)
$
(301)
$
(342)
MTM (loss) gain, after-tax
(3)
(97)
(144)
41
(291)
Charges related to the pending sale of NMGC, after-tax
(4)
-
-
(72)
(217)
Gain on sale of LIL, after-tax
(5)(6)
-
22
-
129
Financing structure wind-up
-
58
-
58
Charges related to wind-down costs and certain asset
impairments, after-tax
(7)
-
(23)
-
(23)
Contribution to consolidated net (loss) income $
(171)
$
(146)
$
(332)
$
(686)
(1) Marketing and trading margin represents EES's
purchases and sales of natural gas and electricity, pipeline and storage capacity costs and energy asset management services’
revenues.
(2) Marketing and trading margin excludes a MTM
loss, pre-tax of $144 million in Q4 2025 (2024
– $159 million loss) and a MTM
gain, pre-tax of $16 million for the year ended
December 31, 2025 (2024 – $357 million loss).
(3) Net of income tax recovery of $39 million
for the three months ended December 31,
2025 (2024 – $57 million recovery) and $17
million expense for the year ended December 31,
2025 (2024 – $117 million recovery).
(4) Includes an impairment charge of $75 million ($71
million after-tax) and transaction costs of $2 million
($1 million after-tax) for
the year ended December 31, 2025, and impairment
charges of $210 million ($198 million, after-tax)
and transaction costs of $25
million ($19 million after-tax) for the year ended
December 31, 2024.
(5) On June 4, 2024, Emera completed the sale
of its LIL equity interest. For further details
on the transaction, refer to note 4 in the
consolidated financial statements.
(6) Includes an income tax recovery of $22 million
for the three months ended December 31,
2024 and net income tax expense of
$53 million for the year ended December 31, 2024.
(7) Primarily relates to Block Energy, net of income tax recovery of $6 million for the year ended December 31, 2024.
Other's contribution to consolidated adjusted net (loss)
income is summarized in the following table:
Three months ended
Year ended
For the December 31 December 31
millions of dollars 2025 2024 2025 2024
Emera Energy:
EES
$
33
$
16
$
80
$
30
Other
(1)
(2)
(6)
2
Corporate – see breakdown below
(106)
(73)
(380)
(360)
Block Energy
-
-
6
(13)
Other
-
-
(1)
(1)
Contribution to consolidated adjusted net (loss) income
$
(74)
$
(59)
$
(301)
$
(342)

Net Income (Loss)
Highlights of net income (loss) changes are summarized in the following table:
For the
Three months ended
Year ended
millions of dollars December 31 December 31
Contribution to consolidated net (loss) income – 2024 $
(146)
$
(686)
Increased marketing and trading margin at EES due to favourable weather conditions that led to higher natural gas prices and increased volatility that created profitable opportunities
25
81
Decreased equity earnings at Bear Swamp due to lower generation as a result of a prolonged unplanned outage
(3)
(17)
Increased interest expense primarily due to increased Corporate debt and the impact of a weaker CAD on USD interest expense, partially offset by lower interest rates
(4)
(14)
Decreased income tax recovery due to decreased loss before
provision for income taxes and decreased deferred income tax asset valuation allowance adjustment
(31)
(26)
Decreased MTM loss, after-tax, due to a gain on Corporate FX hedges compared to a loss in prior year. Year
-over-year also
decreased due to changes in existing positions and lower amortization of gas transportation assets at EES
47
332
Charges related to the pending sale of NMGC, after-tax
-
145
Gain on sale of LIL, after-tax in 2024
(22)
(129)
Financing structure wind-up in 2024
(58)
(58)
Charges related to wind-down costs and certain asset impairments, after-tax in 2024
23
23
Other
(2)
17
Contribution to consolidated net (loss) income – 2025 $
(171)
$
(332)
Emera Energy
EES derives revenue and earnings from wholesale marketing
and trading of natural gas and electricity
within the Company’s risk tolerances, including those
related to value-at-risk (“VaR”)
and credit exposure.
EES purchases and sells physical natural gas and electricity, the related transportation and transmission
capacity rights, and provides energy asset management
services. The primary market area for the natural
gas and power marketing and trading business is northeastern
North America, including the Marcellus
and Utica shale supply areas. EES also participates in the US
Southeast, Gulf Coast and Midwest, and
Central Canadian and Alberta natural gas markets. Its
counterparties include electric and gas utilities,
natural gas producers, electricity generators and other marketing and trading entities. EES operates in a
competitive environment, and the business relies on knowledge of the region’s energy markets,
understanding of pipeline and transmission infrastructure,
a network of counterparty relationships and a
focus on customer service. EES manages its commodity risk
by limiting open positions, utilizing financial
products to hedge purchases and sales, and investing in transportation capacity rights to enable
movement across its portfolio.
In 2025, as a result of a strong Q1, EES adjusted its
annual earnings guidance range to $35 million USD
to $45 million USD. EES’ contribution to consolidated
adjusted net income was $33 million in Q4 2025,
compared to $16 million in Q4 2024; and $80 million ($57
million USD) for the year ended December 31,
2025, compared to $30 million ($21 million USD) for the same period in 2024. Market conditions in 2025
were favourable compared to 2024 due to weather conditions
which led to higher natural gas prices and
volatility.

MTM Adjustments
Emera Energy’s “Marketing and trading margin”, “Income
from equity investments” and “Income tax
expense (recovery)” are affected by MTM adjustments.
Variance explanations
of the MTM changes for
this quarter and for the year are explained in the table above.
Emera Energy has a number of asset management agreements
(“AMA”) with counterparties, including
local gas distribution utilities, power utilities and natural gas producers in North America. The AMAs
involve Emera Energy buying or selling gas for a specific
term, and the corresponding release of the
counterparties’ gas transportation/storage capacity to Emera Energy.
MTM adjustments on these AMAs
arise on the price differential between the point where
gas is sourced and where it is delivered. At
inception, the MTM adjustment is offset fully by the value
of the corresponding gas transportation asset,
which is amortized over the term of the AMA contract.
Subsequent changes in gas price differentials, to
the extent they are not offset by the accounting
amortization of the gas transportation asset, will result in
MTM gains or losses recorded in income. MTM
adjustments may be substantial during the term of the contract, especially in the winter months of a
contract when delivered volumes and market pricing are
usually at peak levels. As a contract is realized,
and volumes reduce, MTM volatility is expected to decrease.
Ultimately, the
gas transportation asset and
the MTM adjustment reduce to zero at the end of the contract term. As the business grows, and AMA
volumes increase, MTM volatility resulting in gains and
losses may also increase.
Emera Corporate has FX forwards to manage the cash
flow risk of forecasted USD cash inflows.
Fluctuations in the FX rate result in MTM gains or losses
,
which are recorded in “Other income, net” on
the Consolidated Statements of Income.
Corporate
Corporate's adjusted loss is summarized in the following table:
Three months ended
Year ended
For the December 31 December 31
millions of dollars 2025 2024 2025 2024
Operating expenses
(1)
$
(35)
$
(23)
$
(78)
$
(74)
Interest expense
(101)
(97)
(381)
(367)
Income tax recovery
48
76
160
170
Preferred dividends
(19)
(19)
(75)
(73)
Other
(2)(3)
1
(10)
(6)
(16)
Corporate adjusted net loss
(4)(5)(6)(7)
$
(106)
$
(73)
$
(380)
$
(360)
(1) Operating expenses include OM&G and depreciation.
(2) Other includes realized gains and losses
on FX hedges entered into to hedge
USD denominated operating unit earnings
exposure.
(3) Includes a realized net loss, pre-tax of $4 million
($2 million after-tax) for the three months ended
December 31, 2025 (2024 – $5
million net loss, pre-tax and $4 million loss, after-tax)
and a $16 million net loss, pre-tax ($11 million after-tax) for the year ended
December 31, 2025 (2024 – $12 million net loss,
pre-tax and $9 million loss after-tax) on FX hedges,
as discussed above.
(4) Excludes a MTM gain, after-tax of $5 million
for the three months ended December 31, 2025
(2024 – $25 million loss, after-tax)
and a MTM gain, after-tax of $28 million for
the year ended December 31, 2025 (2024 – $31
million loss, after-tax).
(5) Excludes a gain on sale of LIL, after-tax,
of $107 million for the year ended December
31, 2024.
(6) Excludes certain charges related to the pending
sale of NMGC of $77 million ($72 million after-tax)
for the year ended December
31, 2025 (2024 - $235 million, pre-tax and $217
million, after-tax).
(7) Excludes the tax recovery of $58 million
related to a specific financing structure and its wind-up
and $22 million on reversal of a
prior year valuation allowance related to the sale
of LIL for the three months and year ended December
31, 2024.

LIQUIDITY AND CAPITAL
RESOURCES
The Company generates internally sourced cash from its
various regulated and non-regulated energy
investments. Utility customer bases are diversified by both sales volumes and revenues among customer
classes. Emera’s non-regulated businesses provide
diverse revenue streams and counterparties to the
business. Circumstances that could affect the Company’s
ability to generate cash include changes to
global macro-economic conditions, downturns in markets
served by Emera, impact of fuel commodity
price changes on collateral requirements and timely recoveries of fuel and storm costs from customers,
the loss of one or more large customers, regulatory decisions affecting customer rates and the recovery
of regulatory assets, and changes in environmental legislation.
Emera’s subsidiaries are generally in a
financial position to contribute cash dividends to Emera provided they do not breach their debt covenants,
where applicable, after giving effect to the dividend
payment, and that they maintain their credit metrics.
Emera’s future liquidity and capital needs will be
predominately for working capital requirements, ongoing
rate base investment, business acquisitions, greenfield
development, dividends and debt servicing.
Emera has an approximate $20 billion capital investment
plan over the 2026 through 2030 period and
supports ongoing growth. Capital investments at Emera’s
regulated utilities are subject to regulatory
approval.
Emera has sufficient liquidity to service debt obligations
as they come due and to meet any near-term
capital investment requirements as currently planned. Emera
plans to use cash from operations, debt
raised at the utilities, Corporate equity,
and proceeds from the pending sale of NMGC to support
normal
operations, repayment of existing debt, and capital requirements.
Debt raised at certain of the Company’s
utilities is subject to applicable regulatory approvals. Generally,
Corporate equity requirements in support
of the Company’s capital investment plan are
expected to be funded through issuance of hybrid securities
and issuance of common equity through Emera’s
DRIP and ATM programs.
Emera has total committed credit facilities with varying
maturities that cumulatively provide $2.8 billion
CAD and $2.1 billion USD of credit, with approximately
$999 million CAD and $1,056 million USD
undrawn and available at December 31, 2025. The Company was
holding a cash balance of $355 million,
which includes $6 million classified as assets held for
sale, related to the pending sale of NMGC, at
December 31, 2025. For further discussion, refer to the
“Debt Management” section below.
Consolidated Cash Flow Highlights
Significant changes in the Consolidated Statements of
Cash Flows between the years ended December
31, 2025 and 2024 include:
millions of dollars 2025 2024 Change
Cash, cash equivalents, restricted cash, and cash associated with assets held for sale, beginning of period
$
221
$
588
$
(367)
Provided by (used in):
Operating cash flow before changes in working capital
2,559
2,194
365
Changes in non-cash working capital
(757)
452
(1,209)
Operating activities $
1,802
$
2,646
$
(844)
Investing activities
(3,482)
(2,218)
(1,264)
Financing activities
1,841
(818)
2,659
Effect of exchange rate changes on cash, cash equivalents, restricted cash, and cash associated with assets held for sale
(11)
23
(34)
Cash, cash equivalents, restricted cash, and cash associated with assets held for sale, end of period
$
371
$
221
$
150

Cash Flow from Operating Activities
Net cash provided by operating activities decreased $844 million to $1,802 million for the year ended
December 31, 2025, compared to $2,646 million in 2024.
Cash from operations before changes in working capital
increased $365 million for the year ended
December 31, 2025. This increase was due to higher
storm cost recoveries at TEC, new base rates at
TEC and NMGC, and higher marketing and trading margin at
EES. These were partially offset by
proceeds from the FAM asset
sale at NSPI in Q2 2024 and higher fuel under-recoveries
at TEC.
Changes in working capital decreased operating cash flows
by $1,209 million for the year ended
December 31, 2025. This decrease was due to unfavourable
changes in accounts payable at TEC
reflecting the timing and payment of storm invoices, unfavourable changes in accounts receivable at TEC
due to increased base rates and storm cost recoveries,
and unfavourable changes in accounts receivable
and fuel inventory at NSPI. These were partially offset
by favourable changes in accounts receivable at
PGS.
Cash Flow Used in Investing Activities
Net cash used in investing activities increased $1,264 million to
$3,482 million for the year ended
December 31, 2025, compared to $2,218 million in 2024. The
increase was due to the proceeds of $927
million received in 2024 on the sale of LIL and higher capital investment, partially offset by proceeds on
the disposal of assets.
Capital expenditures for the year ended December 31,
2025, including AFUDC, were $3,594 million
compared to $3,206 million in 2024. Details of capital spending by segment are shown below:
●
$2,221 million – Florida Electric Utility (2024 – $1,998
million);
●
$648 million – Canadian Electric Utilities (2024 – $494 million);
●
$624 million – Gas Utilities and Infrastructure (2024 – $626 million);
●
$95 million – Other Electric Utilities (2024 – $81 million);
and
●
$6 million – Other (2024 – $7 million).
Cash Flow from Financing Activities
Net cash provided by financing activities increased $2,659
million to $1,841 million for the year ended
December 31, 2025, compared to net cash used in financing
activities of $818 million in 2024. The
increase was due to higher net borrowings on committed credit facilities at NSPI and TEC, higher
proceeds from Corporate debt, proceeds from short-term
debt issuances at NSPI and NMGC, retirement
of long-term debt at TEC and NMGC in 2024 and higher
proceeds from long-term debt at TEC. These
were partially offset by lower proceeds from long-term
debt at PGS, lower issuance of common stock, and
retirement of long-term debt at NSPI.
Working Capital
As at December 31, 2025, Emera’s cash and cash
equivalents were $349 million (2024 – $196 million)
and Emera’s investment in non-cash working capital
was $926 million (2024 – $224 million). Of the cash
and cash equivalents held at December 31, 2025, $279 million was held by Emera’s foreign subsidiaries
(2024 – $185 million). A portion of these funds are invested in countries that have certain exchange
controls, approvals, and processes for repatriation. Such funds are available to fund local operating and
capital requirements unless repatriated.

Contractual Obligations
As at December 31, 2025, contractual commitments for
each of the next five years and in aggregate
thereafter consisted of the following:
millions of dollars 2026 2027 2028 2029 2030 Thereafter Total
Long-term debt principal
(1)(2)
$
1,297
$
321
$
763
$
1,824
$
554
$
15,702
$
20,461
Interest payment obligations
(3)(4)
971
933
925
851
800
14,718
19,198
Purchased power
(5)
413
422
411
459
451
5,941
8,097
Transportation
(6)(7)
780
588
478
413
370
2,954
5,583
Fuel, gas supply and storage
(8)
674
239
159
156
38
59
1,325
Pension and post-retirement
obligations
(9)
27
28
27
27
24
242
375
Asset retirement obligations
7
1
2
1
1
449
461
Capital projects
288
68
32
6
1
-
395
Other
144
69
53
49
42
294
651
$
4,601
$
2,669
$
2,850
$
3,786
$
2,281
$
40,359
$
56,546
As detailed below, contractual obligations at December 31, 2025 includes those related to NMGC. On completion of
the sale of
NMGC, all remaining future contractual obligations will
be transferred to the buyer. For further details on the pending transaction,
refer to the "Other Developments" section.
(1) Includes $663 million related to NMGC (2026:
$96 million, and $567 million thereafter).
(2) The Company’s $1.2 billion USD, $750 million USD
and $500 million USD hybrid notes mature
in 2076, 2056 and 2054,
respectively, and these maturity dates have been used in the computation of the Company’s long-term debt principal and interest
payment obligations at December 31, 2025. The Company
has the option to repay such notes in advance
of maturity upon exercise
of the Company’s redemption rights in accordance
with the terms of the applicable indenture. Emera’s $1.2 billion
USD hybrid notes
are redeemable, at Emera’s option, in June 2026.
(3) Future interest payments are calculated based
on the assumption that all debt is outstanding
until maturity. For debt instruments
with variable rates, interest is calculated for all future
periods using the rates in effect at December
31, 2025, including any expected
required payment under associated swap agreements.
(4) Includes $311 million related to NMGC (2026: $25 million, 2027:
$22 million, 2028: $22 million, 2029: $22 million,
2030: $22
million, and $198 million thereafter).
(5) Annual requirement to purchase electricity from
IPPs or other utilities over varying contract lengths.
(6) Purchasing commitments for transportation of
fuel and transportation capacity on various pipelines.
Includes a commitment of
$121 million related to a gas transportation contract between
PGS and SeaCoast through 2040.
(7) Includes $61 million related to NMGC (2026: $23
million, 2027: $15 million, 2028: $12 million, 2029:
$3 million, 2030: $3 million
and $5 million thereafter).
(8) Includes $101 million related to NMGC (2026:
$86 million, 2027: $12 million and, 2028: $3
million).
(9) Includes the estimated contractual obligation, which
is calculated as the current legislatively required
contributions to the
registered funded pension plans, plus the estimated
costs of further benefit accruals contracted under
NSPI's Collective Bargaining
Agreement and estimated benefit payments related
to other unfunded benefit plans.
NSPI has a contractual obligation to pay NSPML for use of the
Maritime Link over approximately 38 years
from its January 15, 2018 in-service date. On December
23, 2025, NSPML received an interim order from
the NSEB to collect up to $199 million from NSPI for the
recovery of costs associated with the Maritime
Link in 2026, subject to a monthly holdback of up to $4
million. The timing and amounts payable to
NSPML for the remainder of the 38-year commitment period
are subject to NSEB approval.
Emera has committed to obtain certain transmission rights
in New Brunswick during summer periods
(April through October, inclusive)
for NLH’s use, if requested, effective
August 15, 2021 and continuing for
50 years. As transmission rights are contracted, the obligations are included within “Other” in the above
table.

Forecasted Consolidated Capital Investments
The 2026 forecasted consolidated capital investments,
including AFUDC, are as follows:
millions of dollars
Florida
Electric
Utility
Canadian
Electric
Utilities
Gas Utilities
and
Infrastructure
Other
Electric
Utilities Other Total
Generation $
1,068
$
183
$
-
$
56
$
-
$
1,307
New renewable generation
-
-
-
7
-
7
Electric transmission
(1)
321
287
-
32
-
640
Electric distribution
767
195
-
35
-
997
Gas transmission and distribution
-
-
665
-
-
665
Facilities, equipment, vehicles, and other
274
95
5
20
10
404
$
2,430
$
760
$
670
$
150
$
10
$
4,020
(1) Electric transmission for the Canadian Electric Utilities segment includes $40 million related to NSPML,
which is recorded as
"Investments subject to significant influence" on Emera's Consolidated
Balance Sheets.
Debt Management
In addition to funds generated from operations, Emera
and its subsidiaries have, in aggregate, access to
unsecured committed syndicated revolving and non-revolving
bank lines of credit in either CAD or USD
per the table below.
Undrawn
Credit and
millions of dollars in currency as noted below Maturity Facilities Utilized Available
In CAD:
Emera – committed revolving credit facility
June 2029 $
1,300
$
523
$
777
NSPI – committed revolving credit facility
June 2029
800
578
222
NSPI – non-revolving facility
May 2026
500
500
-
Emera – non-revolving facility
February 2027
200
200
-
In USD:
TEC – committed revolving credit facility
November 2030
1,200
774
426
TECO Finance – committed revolving credit facility
November 2030
400
5
395
PGS – revolving facility
November 2030
250
145
105
NMGC – revolving credit facility
(1)
December 2027
125
16
109
NMGC – non-revolving facility
(1)
October 2026
70
70
-
Other – committed revolving credit facilities
Various
21
-
21
(1) On August 5, 2024, Emera announced an
agreement to sell NMGC. As a result,
NMGC's assets and liabilities were classified as
held for sale beginning in Q3 2024. For further details
on the pending transaction, refer to the
"Other Developments" section.
Emera and its subsidiaries have certain financial and
other covenants associated with their debt and
credit facilities. Covenants are tested regularly,
and the Company is in compliance with covenant
requirements as at December 31, 2025.
Emera’s significant covenant is listed below:
As at
Financial Covenant Requirement December 31, 2025
Emera
Syndicated credit facilities Debt to capital ratio Less than or equal to 0.70 to 1 0.53 : 1

Recent significant financing activity for Emera and
its subsidiaries are discussed below by segment:
Florida Electric Utility
On November 20, 2025, TEC amended and restated its
$800 million USD committed revolving credit
facility to extend the maturity date from December 1, 2028,
to November 20, 2030 and increased the
amount to $1.2 billion USD. There were no other material
changes in commercial terms from the prior
agreement.
On March 6, 2025, TEC issued $600 million USD of senior
unsecured notes that bear interest at 5.15 per
cent with a maturity date of March 1, 2035. Proceeds from
this issuance were used for the repayment of a
portion of TEC’s outstanding commercial paper.
Canadian Electric Utilities
On May 21,
2025, NSPI entered into a $500 million non-revolving
facility which matures on May 21, 2026.
The credit agreement contains customary representations
and warranties, events of default and financial
and other covenants.
The non-revolving facility’s interest rates are referenced
to the Term
CORRA or
prime rate, plus a margin. Proceeds from this facility
were used for general corporate purposes.
Gas Utilities and Infrastructure
On November 20, 2025, PGS amended and restated its
$250 million USD unsecured committed revolving
credit facility to extend the maturity date from December
1, 2028, to November 20, 2030. There were no
other changes in commercial terms from the prior agreement.
On October 23, 2025, NMGC entered into a $70 million
USD, 364-day term loan agreement which
matures on October 22, 2026. The credit agreement contains
customary representations and warranties,
events of default and financial and other covenants. The non-revolving facility’s interest rates are
referenced to the Term
SOFR plus a margin. Proceeds from this facility were used
for general corporate
purposes.
On September 19, 2025, NMGC amended its $125 million
USD unsecured committed revolving credit
facility to extend the maturity date from December 17,
2026, to December 17, 2027. There were no other
changes in commercial terms from the prior agreement.
Other
On February 20,
2026, Emera amended its $200 million unsecured
non-revolving facility to extend the
maturity date from February 20, 2026 to February 19,
2027. There were no other material changes to the
terms from the prior agreement.
On November 20, 2025, TECO Finance amended and
restated its $400 million USD unsecured
committed revolving credit facility to extend the maturity
date from December 1, 2028, to November 20,
2030. There were no other changes in commercial terms
from the prior agreement.
On September 25, 2025, EUSHI Finance, Emera US Holdings
Inc. (“EUSHI”) and Emera filed a shelf
registration statement on Form F-10 and Form F-3 (“Registration
Statement”), with the Nova Scotia
Securities Commission (“NSSC”) and the SEC under the US/Canada
Multijurisdictional Disclosure
System. The Registration Statement was filed in connection with the prospective offer and issue by
EUSHI Finance of one or more series of senior and/or subordinated unsecured debt securities (“Debt
Securities”), in an aggregate principal amount of up to
$3 billion USD, during the 25-month period that the
short form base shelf prospectus contained in the Registration
Statement (“Base Shelf Prospectus”),
including any further amendments thereto, remains valid.
The Debt Securities may be offered in one or
more transactions, at prices, with maturities and on terms
to be set forth in one or more prospectus
supplements to be filed with the NSSC and the SEC at the time of any such offering.

On October 3, 2025, EUSHI Finance completed an issuance
of $750 million USD fixed-to-fixed reset rate
junior subordinated notes, pursuant to the prospectus
supplement dated September 29, 2025, to the
Base Shelf Prospectus. The notes initially bear interest
at a rate of 6.25 per cent, and will reset on April 1,
2031, and every five years thereafter,
to a rate per annum equal to the five-year US
treasury rate plus
2.509 per cent, subject to an interest rate floor of 6.25
per cent. The notes mature on April 1, 2056.
EUSHI Finance, at its option, may redeem the notes,
in whole or in part, 90 days prior to the first interest
reset date, and any semi-annual interest payment
date thereafter, at a redemption
price equal to the
principal amount, plus accrued and unpaid interest on the notes to be redeemed, in accordance with the
terms of the prospectus supplement; and otherwise, at
the times and the redemption prices described in
the prospectus supplement.
The notes are fully and unconditionally guaranteed, on
a joint, several and
subordinated basis, by Emera, and EUSHI. Proceeds from this
issuance were used for general corporate
purposes, including repayment of existing debt.
On February 20, 2025, Emera amended its $200 million
unsecured non-revolving facility to extend the
maturity date from February 20, 2025 to February 20,
2026. There were no other material changes to the
terms from the prior agreement.
Credit Ratings
Emera and its subsidiaries have been assigned the following
senior unsecured debt ratings:
Fitch S&P Moody's DBRS
Emera
(1)
BBB (Stable) BBB- (Stable) Baa3 (Negative) N/A
TEC
(1)
A (Stable) BBB+ (Stable) A3 (Negative) N/A
PGS
(1)
A (Stable) N/A N/A N/A
NMGC
BBB+ (Stable) N/A N/A N/A
NSPI N/A BBB- (Stable) N/A BBB (high)(stable)
(1) On May 27, 2025, Fitch Ratings ("Fitch") revised
its outlook on Emera, TEC and PGS to
stable from negative with no changes to
existing ratings.
Guaranteed Debt
As of December 31, 2025, the Company had $3.70 billion
USD (2024 – $2.95 billion USD) senior
unsecured notes and junior subordinated notes (collectively referred to as the "US Notes”) outstanding.
The US Notes are fully and unconditionally guaranteed,
on a joint and several basis, and in the case of
the fixed-to-fixed reset rate junior subordinated notes due 2054 and 2056, on a joint, several and
subordinated basis, by Emera and EUSHI (in such capacity,
the “Guarantor Subsidiaries”). Emera owns,
directly or indirectly,
all of the limited and general partnership interests in
Emera US Finance LP.
EUSHI
Finance is owned indirectly by Emera through EUSHI.
Other subsidiaries of the Company do not guarantee the US
Notes (such subsidiaries are referred to as
the "Non-Guarantor Subsidiaries"); however,
Emera has unrestricted access to the assets of consolidated
entities.
In compliance with Rule 13-01 of Regulation S-X, the
Company is including summarized financial
information for Emera, EUSHI, Emera US Finance LP
and EUSHI Finance (together,
the "Obligor
Group"), on a combined basis after transactions and balances between the combined entities have been
eliminated. Investments in and equity earnings of the
Non-Guarantor Subsidiaries have been excluded
from the summarized financial information.
The Obligor Group was not determined using geographic, service line or other similar criteria and, as a
result, the summarized financial information includes portions of Emera’s domestic and international
operations. Accordingly,
this basis of presentation is not intended to present
Emera’s financial condition
or results of operations for any purpose other than to comply with the specific requirements for guarantor
reporting.

Summarized Statement of Income
The Company recognized income related to guaranteed debt
under the following categories:
For the Year ended December 31
millions of dollars 2025 2024
Loss from operations $
(145)
$
(279)
Net gains
(1)
$
168
$
442
(1) Includes $1,143 million (2024 – $1,352 million)
in interest and dividend income, net, from non-guarantor
subsidiaries.
Summarized Balance Sheet
The Company has the following categories on the balance
sheet related to guaranteed debt:
As at December 31
millions of dollars 2025 2024
Current assets
(1)
$
373
$
391
Goodwill
5,580
5,858
Other assets
(2)
5,259
6,474
Total
assets
(3)
$
11,212
$
12,723
Current liabilities
(4)
$
1,587
$
611
Long-term liabilities
(5)
11,293
13,129
Total
liabilities
$
12,880
$
13,740
(1) Includes $275 million (2024 – $217 million) in
amounts due from non-guarantor subsidiaries.
(2) Includes $4,714 million (2024 – $5,937 million)
in amounts due from non-guarantor subsidiaries.
(3) Excludes investments in non-guarantor subsidiaries.
Consolidated Emera total assets are $44,817
million (2024 – $42,951 million).
(4) Includes $206 million (2024 – $184 million) due
to non-guarantor subsidiaries.
(5) Includes $4,609 million (2024 – $5,980 million)
due to non-guarantor subsidiaries.
Outstanding Stock Data
Common Stock
millions of millions of
Issued and outstanding: shares dollars
Balance, December 31, 2024 295.94 $ 9,042
Conversion of Convertible Debentures
0.02 1
Issuance of common stock under ATM program
(1)
0.19 9
Issued under the DRIP,
net of discounts
4.83 293
Senior management stock options exercised and Employee Share Purchase Plan 0.78 42
Balance, December 31, 2025 301.76 $ 9,387
(1) For the year ended December 31, 2025, a
total of 187,600 common shares were issued
under Emera's ATM program at an
average price of $53.58 per share for gross proceeds
of $10 million ($9 million, net of after-tax
issuance costs). As at December 31,
2025, an aggregate gross sales limit of $600
million remained available for issuance under
the ATM program.
As at February 18, 2026, the amount of issued and outstanding common shares was 303.0 million.
If all outstanding stock options were converted as at February
18, 2026, an additional 4.1 million common
shares would be issued and outstanding.

ATM Equity Program
On December 5, 2025, Emera renewed its ATM
Program by filing a prospectus supplement to the
Company's Canadian short form base shelf prospectus
with the securities regulatory authorities in each of
the provinces of Canada. At the same time, Emera filed a US
prospectus supplement to the Company’s
US base prospectus included in its US registration statement on Form F-10 with the SEC. The ATM
Program allows the Company to issue up to $600 million of
common shares from treasury to the public
from time to time, at the Company’s discretion,
at the prevailing market price. The ATM
Program is
expected to remain in effect until January 5, 2029.
Preferred Stock
As at February 18, 2026, Emera had the following preferred
shares issued and outstanding: Series A –
6.0 million; Series C – 10.0 million; Series E – 5.0 million;
Series F – 8.0 million; Series H – 12.0 million;
Series J – 8.0 million, and Series L – 9.0 million. Emera’s
preferred shares do not have voting rights
unless the Company fails to pay,
in aggregate, eight quarterly dividends.
On July 9, 2025, Emera announced it would not redeem the
currently outstanding Cumulative 5-Year
Rate Reset Preferred Shares, Series A (“Series A Shares”)
or the Cumulative Floating Rate First
Preferred Shares, Series B (“Series B Shares”) on August 15,
2025 (the “Conversion Date”).
On July 16, 2025, Emera announced a dividend rate of 4.951 per cent per annum on the Series A Shares
during the five-year period commencing on August 15,
2025 and ending on (and inclusive of) August 14,
2030 ($0.3094 per Series A Share per quarter).
During the conversion period between July 16, 2025 and July
31, 2025, the holders of Series A Shares
had the right, at their option, to convert all or any of their
Series A Shares, on a one-for-one basis, into
Series B Shares and the holders of Series B Shares had the
right, at their option, to convert all or any of
their Series B Shares, on a one-for-one basis, into Series
A Shares. On August 7, 2025, Emera
announced, after having taken into account all shares
tendered for conversion by holders of its Series A
Shares and Series B Shares, as the case may be (collectively, the “Holders”), by the end of the
conversion period, the Company had
determined that there would be outstanding on the Conversion
Date
less than 1 million Series B Shares. Therefore, in accordance with certain rights, privileges, restrictions
and conditions attaching to the Series A Shares and the
Series B Shares, the Company advised the
Holders that no Series A Shares would be converted into
Series B Shares and all remaining Series B
Shares would automatically be converted into Series A
Shares on a one-for-one basis on the Conversion
Date. On the Conversion Date, there were 6 million Series
A Shares and no Series B Shares outstanding.
On January 16, 2025, Emera announced that the annual fixed
dividend per share for Series F shares
would be reset from $1.0505 to $1.4372 for the five-year
period from and including February 15, 2025.
PENSION FUNDING
For funding purposes, Emera determines required contributions to its largest defined benefit (“DB”)
pension plans based on smoothed asset values. This reduces
volatility in the cash funding requirement
as the impact of investment gains and losses are recognized
over a multi-year period. Expected cash flow
for DB pension plans is $34 million in 2026 (2025 – $38
million). All pension plan contributions are tax
deductible and will be funded with cash from operations.
Emera’s DB pension plans employ a long-term strategic
approach with respect to asset allocation, real
return and risk. The underlying objective is to earn an appropriate return, given the Company’s goal of
preserving capital with an acceptable level of risk for the
pension fund investments.

To
achieve the overall long-term asset allocation, pension
assets are managed by external investment
managers per each pension plan’s investment
policy and governance framework. The asset allocation
includes investments in the assets of domestic and global
equities, domestic and global bonds and short-
term investments. The Company reviews investment manager
performance on a regular basis and
adjusts the plans’ asset mixes as needed in accordance with
the pension plans’ investment policy.
Emera’s projected contributions to defined contribution
pension plans are $53 million for 2026 (2025 –
$51 million).
Defined Benefit Pension Plan Summary
in millions of dollars
Plans by region TECO Holdings NSPI
Caribbean
Total
Assets as at December 31, 2025 $
1,025
$
1,637
$
13
$
2,675
Accounting obligation at December 31, 2025 $
926
$
1,349
$
19
$
2,294
Accounting expense (income) during fiscal 2025 $
10
$
(13)
$
(4)
$
(7)
Off-Balance Sheet Arrangements
Defeasance
Upon privatization in 1992, NSPI became responsible for
managing a portfolio of defeasance securities
that provide principal and interest streams to match the
related defeased debt, which at December 31,
2025 totalled $200 million (2024 – $200 million). The securities are held in trust for an affiliate of the
Province of Nova Scotia. Approximately 66 per cent of the
defeasance portfolio consists of investments in
the related debt, eliminating all risk associated with this
portion of the portfolio.
Guarantees and Letters of Credit
Emera has guarantees and letters of credit on behalf of third parties outstanding. The following significant
guarantees and letters of credit were not included within
the Consolidated Balance Sheets as at
December 31, 2025:
Emera, on behalf of Brunswick Pipeline, issued a standby
letter of credit for $22 million to secure
obligations under a non-revolving loan agreement. This
standby letter of credit has a one-year term,
expiring on March 31, 2026, and will be renewed annually,
as required.
TECO Holdings Inc. (“TECO Holdings”), issued a guarantee
in connection with SeaCoast’s performance
of obligations under a gas transportation precedent agreement.
The guarantee is for a maximum potential
amount of $45 million USD if SeaCoast fails to pay or perform under the contract. The guarantee expires
five years after the gas transportation precedent agreement
termination date, which was terminated on
January 1, 2022. The counterparty has the right to require
TECO Holdings to provide replacement credit
support either in the form of a substitute guarantee from an affiliate with an investment grade credit rating
or a letter of credit or cash deposit of $27 million USD.
TECO Holdings issued a guarantee in connection with
SeaCoast’s performance obligations under a firm
service agreement, which expires December 31, 2055,
subject to two extension terms at the option of the
counterparty with a final expiration date of December 31, 2071.
The guarantee is for a maximum potential
amount of $13 million USD if SeaCoast fails to pay or perform under the firm service agreement. The
counterparty has the right to require TECO Holdings to provide replacement credit support in the form of
either a substitute guarantee from an affiliate
with an investment grade credit rating or a letter of credit
or
cash deposit of $13 million USD.
Emera has a guarantee of $66 million USD relating to
outstanding notes of ECI. This guarantee will
automatically terminate on the date upon which the obligations have been repaid in full.

NSPI has guarantees on behalf of its subsidiary,
NS Power Energy Marketing Incorporated, in the amount
of $94 million USD (2024 – $104 million USD) with terms
of varying lengths.
Brunswick Pipeline, jointly and severally with Emera, have an indemnity agreement in support of a $40
million surety bond issued in Brunswick Pipeline’s
favour to the CER. The purpose of the surety bond
is to
satisfy Brunswick Pipeline’s regulatory obligation
to have funds set aside for the future abandonment of
the pipeline.
The Company has standby letters of credit and surety
bonds in the amount of $271 million USD
(December 31, 2024 – $105 million USD) to third parties
that have extended credit to Emera and its
subsidiaries. These letters of credit and surety bonds typically have a one-year term and are renewed
annually as required.
Emera, on behalf of NSPI, has a standby letter of credit to secure obligations under a supplementary
retirement plan. The expiry date of this letter of credit was extended to June 2026. The amount committed
as at December 31, 2025 was $70 million (December 31, 2024
– $58 million).
Emera has provided an indemnity to a counterparty in relation to certain future tax amounts that could
arise from specific future changes in Canadian federal
law, subject to certain conditions
and limitations.
No such changes in law have been proposed at this time.
A reasonable estimate of the potential amount
of future payments that could result from future claims
under this indemnity cannot be calculated, but the
risk of having to make any significant payments under
this indemnity is considered to be remote.
DIVIDEND PAYOUT
RATIO
Emera has provided annual dividend growth guidance of one to two per cent per year.
On September 25,
2025, the Board approved an increase in the annual common
share dividend rate to $2.9300 from
$2.9000 per common share. The first quarterly dividend payment at the increased rate was paid on
November 15, 2025.
Emera’s common share dividends paid in 2025 were
$2.9075 ($0.7250 in Q1, Q2, and Q3 and $0.7325 in
Q4) per common share and for 2024 were $2.8775 ($0.7175
in Q1, Q2, and Q3 and $0.7250 in Q4) per
common share. This represents a dividend payout ratio of net income of 86 per cent in 2025 (2024 – 168
per cent) and a dividend payout ratio of adjusted net income of 83 per cent in 2025 (2024 – 98 per cent).
TRANSACTIONS WITH RELATED
PARTIES
In the ordinary course of business, Emera provides energy
and other services and enters into
transactions with its subsidiaries, associates and other
related companies on terms similar to those
offered to non-related parties. Intercompany balances
and intercompany transactions have been
eliminated on consolidation, except for the net profit on
certain transactions between non-regulated and
regulated entities in accordance with accounting standards
for rate-regulated entities. All material
amounts are under normal interest and credit terms.
Significant transactions between Emera and its associated companies are as follows:
●
Transactions between NSPI and NSPML
related to the Maritime Link assessment are reported
in the
Consolidated Statements of Income. NSPI’s expense
is reported in “Regulated fuel for generation
and purchased power” on the Consolidated Statements of Income, totalling $185 million for the year
ended December 31, 2025 (2024 – $324 million recovery).
NSPML is accounted for as an equity
investment, and therefore corresponding earnings related
to this revenue are reflected in “Income
from equity investments” on the Consolidated Statements of Income
.
For further details, refer to the
“Contractual Obligations” section.

●
Natural gas transportation capacity purchases from M&NP,
reported in “Operating revenue – non-
regulated” on the Consolidated Statements of Income,
totalled $16 million for the year ended
December 31, 2025 (2024 – $11
million).
●
On March 5, 2025, NSPI sold development assets associated
with the Wasoqonatl transmission
line
project to WTI for consideration of $15 million. The development assets were sold at cost with no gain
or loss recognized in the Consolidated Statements of Income.
As at December 31, 2025, Emera and its associated companies
had $32 million due to related parties
(December 31, 2024 – $24 million) recorded in “Other
Current Liabilities” on the Consolidated Balance
Sheets.
ENTERPRISE RISK AND RISK MANAGEMENT
Emera has an enterprise-wide risk management process,
overseen by its Enterprise Risk Management
Committee (“ERMC”) and monitored by the Board, to ensure
risks are appropriately identified, assessed,
monitored and subject to appropriate controls. The Board has a
Safety and Risk Committee (“SRC”) to
assist the Board in carrying out its safety,
risk and sustainability oversight responsibilities. The
SRC’s
mandate includes oversight of the Company’s
Enterprise Risk Management framework, including
the
identification, assessment, monitoring and management of
enterprise risks.
The significant business risks to Emera are described
below, many of which are beyond
the Company’s
control, and could have a material adverse effect
on Emera or its subsidiaries, or their business
operations, liquidity or access to or cost of capital, financial position, prospects, reputation, and/or results
of operations (herein considered a “Material Adverse Effect”).
The nature of risk is such that no such list is
comprehensive, and the actual effect of any of
the risks discussed could be materially different
from what
is described below. Additionally,
other risks not presently known may arise, risks not
currently considered
material may become material in the future, or two or more risks which are not themselves material, could
together be material.
Regulatory and Political Risk
The Company’s rate-regulated utilities and certain
investments are subject to complex legislative and
regulatory frameworks that cover material aspects of their
businesses. These frameworks influence key
factors such as rates and cost structures, revenue requirements, allowed ROEs, capital structures, rate
base and capital investments, and the recovery of purchased
electricity and fuel costs and other costs.
Regulators also review the prudency of costs and make other
decisions that can impact customer rates
and the reliability of service. Emera’s rate-regulated
utilities must obtain regulatory approvals for material
aspects of their businesses, including changing or adding
rates and/or riders. Such approvals often
require public hearing proceedings involving numerous
stakeholders, and there is no assurance in the
outcomes or impact of any regulatory process or decision.
If Emera’s rate-regulated utilities are unable
to recover a material amount of costs in a timely manner,
are
unable to earn a return on invested capital, are disallowed the recovery of certain costs, are subject to
regulatory penalties, are not permitted to make certain
capital investments, or are not permitted to invest
in or divest certain utility assets, it could result in a Material
Adverse Effect, including valuation
impairments. Regulatory lag, the time between the incurrence of costs and the granting of the rates to
recover those costs by regulators, may also result in a Material
Adverse Effect.
Aspects of the acquisition, ownership, operations, siting, planning, construction, and decommissioning of
electric generation, storage, transmission and distribution facilities and natural gas transportation and
distribution systems are also subject to regulatory processes and approvals of regulators, government
departments and agencies, and other third parties. The failure to obtain, maintain, and renew such
approvals or significant changes in the terms and conditions thereof could have a Material Adverse Effect.

The regulatory framework, process and regulatory decisions
may also be adversely affected by changes
in government, shifts in government or public policy,
legislative changes, regulatory decisions, geopolitical
changes, changes in the economic environment, or other
factors. Government interference in the
regulatory process or regulatory decisions can undermine regulatory stability, predictability,
and
independence. Any such changes could have a Material
Adverse Effect.
Change in Law Risk
The Company is also exposed to changes in the political
environment and leadership, changes in law or
regulations, changes to governmental policies, trade disputes, and the imposition of tariffs, any of which
may impact the Company’s businesses, the markets
for energy and inputs thereto, or general economic
conditions, and which may result in a Material Adverse
Effect. This may include initiatives regarding
deregulation or restructuring of the energy industry,
which may result in increased competition, and
increased or unrecovered costs. State and local policies
in some US jurisdictions have sought to prevent
or limit the ability of utilities to provide customers with the choice to use natural gas while in other
jurisdictions policies have been adopted to prevent limitations on the use of natural gas.
Emerging laws
and policies addressing data center development may impact
load growth and the need for additional
utility infrastructure.
Emera cannot predict future legislative, policy,
or regulatory changes, whether caused by economic,
political or other factors, or the resulting operating or compliance costs or other impacts. It may be difficult
for Emera to respond in an effective and timely
manner to such future legislative, policy or regulatory
changes.
Environmental Legislation :
Emera is subject to extensive regulation by federal, provincial, state, regional and local authorities
regarding environmental matters, primarily related to its
utility operations. This includes laws, regulations
and policies relating to GHG emissions, renewable energy
standards, climate, air quality,
water quality
and usage, waste management, wastewater discharges,
soil quality, aquatic
and terrestrial habitats,
hazardous waste, health, endangered species, and wildlife mortality.
In some jurisdictions where Emera operates, government
legislation and policy have mandated timelines
for the shutdown of coal-fired generating facilities, set
renewable energy generation targets, and
introduced carbon pricing, and emissions limits. Over time,
these could potentially lead to a portion of
hydrocarbon infrastructure assets being subject to additional regulation and limitations in respect of GHG
emissions and operations.
Both the Government of Nova Scotia and the Government
of Canada have enacted or introduced
legislation that includes goals of net-zero GHG emissions
by 2050. The Province of Nova Scotia has
established targets with respect to the percentage of renewable energy in NSPI’s generation mix and
reductions in GHG emissions, as well as the goal to phase out coal-fired electricity generation by 2030.
The Government of Canada has also enacted regulations
imposing emissions standards on coal-fired
generation that would effectively require the decommissioning of such facilities. While Nova Scotia is
exempted from such regulations through 2029, there is
no guarantee that such exemption will continue
into the future. Failure to meet such goals by 2030 or comply with applicable legislation or regulation
could result in a Material Adverse Effect.
Per- and polyfluoroalkyl substances (“PFAS”)
are man-made chemicals that are widely used in consumer
products and can persist and bio-accumulate in the environment.
The Company does not manufacture
PFAS but because these contaminants
are ubiquitous in products and the environment, they could
impact
Emera’s operations. Changes in environmental laws
and regulations related to PFAS
could result in new
costs or obligations for investigation and cleanup and change the Company’s land acquisition strategy
for
projects such as solar generation, which could result
in a Material Adverse Effect.

These and new or revised environmental laws, regulations,
policies, or interpretations of those laws,
regulations or policies could result in a Material Adverse
Effect by,
among other things, preventing or
delaying the development of energy infrastructure projects,
restricting the use or output of certain
facilities, requiring the early retirement of certain generation facilities that could result in stranded costs,
limiting the availability or use of certain fuels required for the production of electricity,
requiring additional
pollution control equipment, curtailing sales of natural gas to new customers which could reduce future
customer growth in Emera’s natural gas businesses,
changing the nature and timing of capital
investments, requiring significant capital investments, imposing operating or other costs associated with
compliance including carbon taxes or emissions allowances,
or by limiting or eliminating certain
operations or rendering such operations uneconomical.
Impacts could be more significant in the future as
the result of new or revised laws or requirements or stricter or more expansive application of existing
environmental laws, regulations and policies. Failure to recover environmental costs in a timely manner
through rates may also result in a Material Adverse Effect.
In addition to imposing continuing compliance obligations,
there are permit requirements, laws and
regulations authorizing the imposition of penalties for non-compliance, exposing Emera to legal or
regulatory proceedings, disputes, civil fines, injunctive
relief, criminal penalties and other sanctions, which
could result in a Material Adverse Effect.
Weather Risk
A Material Adverse Effect may arise from seasonal weather
variations impacting energy consumption, as
well as severe weather events, changing air temperatures,
wildfires and other severe weather conditions
that are expected to become more frequent and intense in
the future. Refer to “Climate Risk”.
The temperature, seasonal variations, and other weather
conditions significantly influence the availability
and demand for electricity and natural gas by customers, the price of energy commodities, such as fuel
used by the Company’s rate regulated utilities, and
the production of electricity at power generation
facilities. For example, NSPI could see lower sales in
winter months if temperatures are warmer than
expected.
Severe weather events or conditions such as hurricanes,
floods, storm surge, tornadoes, droughts, fires,
extreme temperatures, snow or ice storms, and other
natural disasters create a risk of physical damage to
the Company’s assets and a risk of extended service
outages or fuel supply disruptions.
For example,
high winds can cause widespread damage to transmission and
distribution infrastructure, solar
generation, and wind-powered generation. Substantially
all of the Company’s fossil fueled generation
assets are located at or near coastal sites and, as such, are exposed to the separate and combined
effects of rising sea levels and increasing storm intensity, including storm surges and flooding.
Severe weather events or conditions could reduce revenues and require the Company to incur additional
costs, such as repair and replacement costs, costs of replacement power and fuel, and increased
insurance costs, impacting cash flows and resulting in
the need to access additional financing sources.
These could result in a Material Adverse Effect
if not resolved or mitigated in a timely and efficient
manner through insurance or regulatory cost recovery.
This risk to transmission and distribution facilities
is typically not insured and, as such,
the restoration cost is generally recovered through regulatory processes, either in advance through reserves, or after
the fact through the establishment of regulatory
assets. Recovery is not assured, is subject to prudency review, and may be subject to delay resulting in
increased debt and debt servicing costs.
Severe weather events or other catastrophic natural disasters could also result in long-term reductions in
demand for electricity or natural gas or the slowing of customer growth in one or more of the Company’s
service territories, which could have a Material Adverse
Effect. The impact of extreme weather events
would be amplified if the same events affect multiple
utilities in the Company’s portfolio.

High winds, lack of precipitation, and accumulation of fallen dead vegetation also increase the risk of
wildfires resulting from the Company’s infrastructure
or for which the Company may otherwise have
responsibility. If found
to be responsible for such a fire, the Company
could suffer material costs, losses
and damages, all or some of which may not be recoverable through insurance, legal, regulatory cost
recovery or other processes. If not recovered through these means, or if recovery is delayed, these could
result in a Material Adverse Effect. Resulting costs
could include fire suppression costs, regeneration,
timber value, increased insurance costs and costs arising
from damages and losses incurred by third
parties.
The Company purchases power from third-party owned
hydroelectricity sources and operates
hydroelectric generation in certain of its markets. Such
generation depends on availability of water and
the hydrological profile of water sources. Changes in precipitation patterns, water temperatures and air
temperatures could adversely affect the availability
of water and consequently the amount of electricity
that may be produced from such facilities.
Climate Risk
Physical Risk:
Changes in climate may negatively impact the Company’s
operations as a result of increased frequency
and intensity of weather events and related physical risks,
any of which could result in a Material Adverse
Effect (for more information refer to “Weather
Risk” and “System Operating and Maintenance Risks”).
An
increase in physical risk associated with climate change can also adversely impact the cost and
availability of insurance, insurance deductibles and self-retention, as well as credit ratings, which could
affect credit risk spreads on new long-term debt
and credit facilities, as well as their availability (refer to
“Liquidity and Capital Markets Risk”).
Transition Risk:
As government policy related to the environment, renewable
energy, and
decarbonization continues to
shift in various operating jurisdictions, the Company is exposed to increased uncertainty and risk arising
from policy, legal,
regulatory,
technology, and market
changes, which could result in a Material Adverse
Effect. The energy transition will require the Company
to address changes to environmental policies, laws
and regulations which vary widely in operating jurisdictions
(refer to “Environmental Legislation”). The
Company’s ability to address transition risk for the
long-term is impacted by this increased policy
uncertainty and the need to balance stakeholder expectations for reliability and affordability of energy.
The Company will be required to manage the impacts of these
ongoing changes on customer demand
and rates, while maintaining and integrating intermittent
renewable energy and new technologies, making
investments required to meet new resiliency and security standards, and adapting the Company’s
infrastructure and generating capacity to meet load growth,
changing customer demands, and usage
patterns. The energy transition and the ability of the Company to achieve government mandated
environmental requirements, will require significant capital investment, and is dependent upon many
factors which are outside of the Company’s direct control,
including the actions of governments,
regulators, independent system operators, independent power producers, interconnected utilities,
Indigenous communities, and other stakeholders;
the development and commercialization of new and
emerging technologies;
and the use of offsets. These external factors
and legislative, policy,
or regulatory
changes may cause the pace of the energy transition (including emissions reductions and the addition of
more renewable energy) to materially differ from some
stakeholder expectations. Depending on the
regulatory response to government legislation and regulations, the Company may be exposed to the risk
of reduced recovery through rates in respect of the affected assets.
Given concerns regarding carbon-emitting generation,
assets and businesses may,
over time, become
difficult or uneconomic to insure in commercial
insurance markets. Some insurance companies have
limited their exposure to coal-fired electricity generation
and are evaluating the medium and long-term
impacts of changes in climate which may result in less insurance capacity, more
restrictive coverage and
increased premiums in the future. The Company could
also face litigation or regulatory action related to
environmental harms from GHG emissions or failure to substantiate certain environmental claims.

The failure to effectively respond to risks associated
with changes in climate could adversely affect
the
Company’s ability to deliver safe, reliable, and cost-effective service, the Company’s reputation with
stakeholders, its ability to operate and grow,
and the Company’s access to, and cost of, capital,
each of
which could result in a Material Adverse Effect.
Cybersecurity Risk
Emera is exposed to potential risks related to cyberattacks, data breaches, cyber-extortion, and
unauthorized access that could result in a Material Adverse
Effect. The Company increasingly relies on IT
systems, networks and cloud infrastructure, and third-party
service providers to effectively manage and
safely operate its assets. This includes controls for interconnected systems of generation, distribution and
transmission as well as financial, billing and other enterprise systems.
As the Company operates critical
energy infrastructure, it may be at greater risk of cyberattacks, which could include those from nation-
state cyber threat actors. Major emerging and ongoing
global conflicts may also elevate this risk, by
increasing the sophistication, magnitude, and frequency
of cyberattacks.
Cyberattacks can reach the Company’s assets and
information via their interfaces with third parties or the
public internet and gain access to critical and non-critical infrastructures. Cyberattacks can also occur via
personnel with access to critical assets or trusted networks.
Methods used to attack critical assets could
include generic or energy-sector-specific malware delivered
via network transfer, removable
media,
attachments, links in e-mails or other communications, or social engineering. The methods used by
attackers are continuously evolving and can be difficult
to predict and detect and may become more
sophisticated, frequent, severe, and difficult to stop
to the extent that attackers are able to leverage
evolving artificial intelligence (“AI”) models or tools.
Despite security measures in place, the Company’s
systems, assets and information could experience
security breaches that could cause system failures, disrupt
energy supply and delivery,
business
operations, or adversely affect safety.
Such breaches could compromise customer,
employee-related or
other information systems and could result in loss of service to customers, unavailability of critical assets,
safety issues, compromise billing and customer-facing information, such as outage maps, disrupt internal
control and financial and back office processes, or result
in the release, loss, corruption, destruction,
and/or misuse of critical, sensitive, confidential or proprietary information, intellectual property,
or personal
information of customers or employees. These breaches
could also delay delivery or result in
contamination or degradation of hydrocarbon products
the Company transports, stores or distributes.
Cyberattacks or unauthorized access may cause lost revenues, costs, losses, regulatory penalties and
third-party damages, all or some of which,
may not be recoverable through insurance, legal, regulatory
cost recovery or other processes. To
the extent that Emera maintains cybersecurity insurance coverage, such coverage is subject to aggregate limits that, depending on the scope and scale of impacts to the
Company, are more
likely to be exhausted as a result of a sophisticated single cyberattack or if multiple
events were to occur within a single policy period. There is no guarantee that the Company will be able to
renew such coverage on acceptable terms in the future.
Resulting costs could include, amongst others,
response, recovery and remediation costs, increased
protection or insurance costs, and costs arising
from damages and losses incurred by third parties. This
could result in a Material Adverse Effect and
there is no assurance that cyberattacks or other security breaches can be adequately addressed in a
timely manner.

The Company seeks to manage these risks by aligning to
a common set of cybersecurity standards and
policies derived, in part, on the National Institute of Standards and Technology’s
Cyber Security
Framework, by following program maturity objectives, through periodic security assessments, by
exercising and improving cybersecurity incident readiness
and response programs, by hiring third-party
cybersecurity experts, and through employee communication
and training. With respect to certain of its
assets, the Company is required to comply with rules and
standards relating to cybersecurity and IT
including, but not limited to, those mandated by bodies
such as the North American Electric Reliability
Corporation, Northeast Power Coordinating Council, and the United
States Department of Homeland
Security. The status
of key elements of the Company’s cybersecurity
program is reported to the SRC on a
quarterly basis. The Board also oversees cybersecurity
risk, which is included in a risk dashboard at each
regularly scheduled Board meeting. The recruitment and retention of qualified cybersecurity talent is a
global issue, and difficulties in securing such
resources may adversely impact the Company’s ability
to
address these risks.
Energy Consumption Risk
Emera’s rate-regulated utilities are affected
by demand for energy based on changing customer
patterns
due to fluctuations in a number of factors including general economic conditions, weather events,
customers’ focus on energy efficiency,
changes in rates, and advancements in new technologies
such as
rooftop solar, electric vehicles,
data centers, and battery storage. Government policies
promoting energy
efficiency,
distributed generation, and new technology
developments that enable those policies, have the
potential to impact how electricity enters the system and how it is bought and sold. In addition, increases
in distributed generation may impact demand resulting in
lower load and revenues. These changes could
negatively impact Emera’s operations, rate base,
net earnings, and cash flows and result in a Material
Adverse Effect.
Foreign Exchange Risk
The Company is exposed to foreign currency exchange rate changes.
Emera operates internationally,
with a significant amount of the Company’s net
income earned outside of Canada. As such, Emera is
exposed to movements in exchange rates between the
CAD and, particularly,
the USD, which could
positively or adversely affect results.
Emera manages currency risks through matching US denominated debt to finance its US operations and
may use foreign currency derivative instruments to hedge specific transactions and earnings exposure.
The Company may enter FX forward and swap contracts
to limit exposure on certain foreign currency
transactions such as fuel purchases, revenue streams
and capital expenditures, and on net income
earned outside of Canada. The regulatory framework for
the Company’s rate-regulated utilities permits
the recovery of prudently incurred costs, including FX.
The Company does not utilize derivative financial instruments for foreign currency trading or speculative
purposes or to hedge the value of its investments in foreign subsidiaries.
Exchange gains and losses on
net investments in foreign subsidiaries do not impact net income as they are reported in Accumulated
Other Comprehensive Income (Loss) ("AOCI”).
Liquidity and Capital Markets Risk
Liquidity risk relates to Emera’s ability to ensure sufficient funds are available to meet its financial
obligations. Emera’s access to capital and cost of
borrowing is subject to several risk factors, including
financial market conditions, market disruptions and ratings assigned by various market analysts, including
credit rating agencies. Disruptions in capital markets could prevent Emera from issuing new securities or
cause the Company to issue securities with less than preferred terms and conditions. Emera’s growth
plan requires significant capital investments and the risk
associated with changes in interest rates could
have an adverse effect on the cost of financing. The Company’s future access to capital and cost of
borrowing may be impacted by various market disruptions.
The inability to access cost-effective capital
could have a Material Adverse Effect on Emera’s
ability to fund its growth plan.

Emera is subject to financial risk associated with changes
in its credit ratings. There are a number of
factors that rating agencies evaluate to determine credit
ratings, including the Company’s business,
its
regulatory framework and legislative environment, political
interference in the regulatory process, the
ability to recover costs and earn returns, diversification,
leverage, liquidity and increased exposure to
impacts related to changes in climate, including increased frequency and severity of hurricanes and other
severe weather events. A decrease in a credit rating could
result in higher interest rates in future
financings, increased borrowing costs under certain existing credit facilities, limit access to the
commercial paper market, or limit the availability of adequate credit support for subsidiary operations. For
certain derivative instruments, if the credit ratings of the Company were reduced below investment grade,
the full value of the net liability of these positions could be required to be posted as collateral.
The Company has exposure to its own common share
price through the issuance of various forms of
stock-based compensation, which affect earnings
through revaluation of the outstanding units every
period. The Company uses equity derivatives to reduce
the earnings volatility derived from stock-based
compensation.
General Economic Risk
The Company has exposure to the macro-economic conditions
in North America and in other geographic
regions in which Emera operates. Like most utilities, economic factors such as consumer income,
employment and housing affect demand for electricity
and natural gas and, in turn, the Company’s
financial results. Adverse changes in general economic
conditions and inflation may impact the ability of
customers to afford rate increases arising from
increases to fuel, operating, capital, environmental
compliance, and other costs, which could result in a Material
Adverse Effect. This may also result in
higher credit and counterparty risk, adverse shifts in government policy and legislation, and/or increased
risk to full and timely recovery of costs and regulatory
assets.
Interest Rate Risk:
Emera utilizes a combination of fixed and floating rate
debt financing for operations and capital
expenditures, resulting in an exposure to interest rate risk.
For Emera’s rate-regulated utilities, the cost of
debt is a component of rates and prudently incurred debt
costs are recovered from customers. Regulatory ROE
will generally follow the direction of interest rates,
such that regulatory ROEs are likely to fall in times of reducing interest rates and rise in times of
increasing interest rates, albeit not directly and generally with a lag period reflecting the regulatory
process. Rising interest rates may also negatively affect
the economic viability of project development
and acquisition initiatives.
Interest rates could also be impacted by changes in credit
ratings. For more information, refer to “Liquidity
and Capital Markets Risk”.
As with most other utilities and other similar yield-returning investments, Emera’s share price may be
affected by changes in interest rates and could underperform the market in an environment of rising
interest rates.
Inflation Risk:
The Company may be exposed to changes in inflation that
may result in increased operating and
maintenance costs, capital investment, and fuel costs
compared to the revenues provided by customer
rates.

Public Health Crisis Risk
An outbreak of infectious disease, a pandemic or other public health threats, or a fear of any of the
foregoing, could result in a Material Adverse Effect.
This could include causing operating, supply chain
and project development delays and disruptions, labour
shortages and shutdowns (including as a result of
government regulation and prevention measures), which
could have a negative impact on the Company’s
operations.
Any adverse changes in general economic and market conditions arising as a result of a public health
threat could negatively impact demand for electricity and natural gas, revenue, operating costs, timing
and extent of capital investments, capital market activities, and counterparty risk; which could result in a
Material Adverse Effect.
Health and Safety
The Company’s operations inherently involve risk
to the health and safety of employees, contractors and
members of the public. Personal injury or loss of life resulting from failure to implement or observe
appropriate health and safety procedures or comply with
health and safety laws and regulations could
result in adverse operational, reputational, legal, regulatory, or financial impacts, any of which could have
a Material Adverse Effect.
Project Development and Land Use Rights Risk
The Company’s capital plan includes significant
investment in generation, infrastructure modernization,
and customer-focused technologies. Any projects planned or
currently in construction, particularly
significant capital projects, may be subject to risks
that could result in a Material Adverse Effect including,
but not limited to, impact on costs from schedule delays,
increased demand for renewable energy inputs,
risk of cost overruns, ensuring compliance with operating
and environmental requirements and other
events within or beyond the Company’s control.
The Company’s projects may also require approvals
and
permits at the federal, provincial, state, regional and local levels.
There is no assurance that Emera will
be able to obtain the necessary project approvals or applicable permits or receive regulatory approval to
recover the costs in rates.
Some of the Company’s assets are located
on land owned by third parties, including Indigenous Peoples, and may be subject to land claims. Present or future assets
may be located on lands that have been used
for traditional purposes and therefore subject to specific
consultations, consents, or conditions for
development or operation. If the Company’s
rights to locate and operate its assets on any such lands
are
subject to expiry or become invalid, it may incur material costs to renew rights or obtain such rights. If
reasonable terms for land-use rights cannot be negotiated, the
Company may incur significant costs to
remove and relocate its assets and restore the land. Additional costs incurred could cause projects to be
uneconomical to proceed.
Counterparty Risk
Emera is exposed to risk related to its reliance on certain
key partners, suppliers, and customers, any of
which may endure financial challenges resulting from commodity price and market volatility,
economic
instability or adversity,
adverse political or regulatory changes and other causes
which may cause or
contribute to such parties’ insolvency,
bankruptcy, restructuring
or default on their contractual obligations
to Emera.
Emera is also exposed to potential losses related to amounts receivable from customers,
energy marketing collateral deposits and derivative assets
due to a counterparty’s non-performance
under an agreement.
There is no assurance that management strategies will
be effective, and significant counterparty defaults
could result in a Material Adverse Effect.

Supply Chain Risk
Emera’s ability to meet customer energy requirements,
respond to storm-related disruptions and execute
on the capital investment program in a cost-effective
and timely manner are dependent on maintaining an
efficient supply chain. Domestic and global supply
chain issues may delay the delivery,
increase the cost,
or result in shortages of certain materials, fuel, equipment and other resources that are critical to the
Company’s operations. These disruptions may be
further exacerbated by trade restrictions, inflationary
pressures, labour shortages, more frequent and severe weather events, government incentives
increasing demand for clean energy projects, changes
in carbon-related costs, policies and regulations,
and the impact of international conflicts. In addition, the imposition of custom duties or other tariffs, or an
increase in trade restrictions in the future could have
a Material Adverse Effect.
Fuel Supply Disruptions:
Emera’s electric and natural gas utilities are exposed
to the risk of fuel supply chain disruptions, both
within and outside their service territories. Fuel supply disruptions may be caused by damage to,
operational issues with, terrorist or cyberattacks on, impacts of severe weather or natural disasters on,
third party fuel production, storage, pipeline, and distribution facilities. A significant unanticipated fuel
supply disruption could result in increased exposure to
commodity price risk for Emera’s regulated electric
and gas utilities and Emera Energy,
disruption to utility operations, and adverse reputational
impacts, any
of which could have a Material Adverse Effect.
Commodity Price Risk
The Company’s utility fuel supply and purchase
of other commodities is subject to commodity price risk.
In addition, Emera Energy is subject to commodity price risk through its portfolio of commodity contracts
and arrangements.
Regulated Utilities:
The Company’s utility fuel supply is exposed to
broader global market conditions, which may include
impacts on delivery reliability and price, despite contracted terms.
Supply and demand dynamics in fuel
markets can be affected by a wide range of factors
which are difficult to predict and may change rapidly,
including but not limited to, currency fluctuations, changes in global economic conditions, natural
disasters, transportation or production disruptions, and
geo-political risks, such as political instability,
conflicts, changes to international trade agreements, tariffs, trade sanctions or embargos.
Prolonged and substantial increases in fuel prices could result in decreased rate affordability,
increased
risk of recovery of costs or regulatory assets, and/or negative impacts on customer consumption patterns
and sales, any of which could result in a Material Adverse
Effect.
Emera Energy Marketing and Trading:
The majority of Emera Energy’s portfolio of electricity
and gas marketing and trading contracts and, in
particular, its natural gas asset
management arrangements, are contracted on a back
-to-back basis,
avoiding any material long or short commodity positions.
However, the portfolio is
subject to commodity
price risk, particularly with respect to basis point differentials between relevant markets in the event of an
operational issue, imposition of tariffs, or counterparty
default. Changes in commodity prices can also
result in increased collateral requirements associated with
physical contracts and financial hedges,
resulting in higher liquidity requirements and increased costs to the business.

Future Employee Benefit Plan Performance and Funding
Risk
Emera subsidiaries have both defined benefit and defined
contribution employee pension plans that cover
employees and retirees. All defined benefit plans are closed to new entrants, except for the TECO
Holdings Group Retirement Plan and the Grand Bahama
Power Company Limited Union Employees’
Pension Plan. The cost of providing these benefit plans
varies depending on plan provisions, interest
rates, inflation, investment performance and actuarial assumptions concerning the future. Actuarial
assumptions include earnings on plan assets, discount rates
(interest rates used to determine funding
levels, contributions to the plans and the pension and
post-retirement liabilities) and expectations around
future salary growth, inflation and mortality.
The three largest drivers of cost are investment performance, interest rates and inflation, which are affected
by global financial and capital markets. Depending on
future interest rates and future inflation and actual versus expected investment performance, Emera could
be required to make larger contributions in the future to
fund these plans, which could have a Material
Adverse Effect.
Labour Risk
Emera’s ability to deliver service to its customers and
to execute its growth plan depends on attracting,
developing and retaining a skilled workforce. Utilities are
faced with demographic challenges related to
trades, technical staff and engineers with an increasing
number of employees expected to retire over the
next several years. Failure to attract, develop and retain an appropriately qualified workforce could have a
Material Adverse Effect.
Approximately 30 per cent of Emera’s labour force
is represented by unions and subject to collective
labour agreements. The inability to maintain or negotiate
future agreements on acceptable terms could
result in higher labour costs and work disruptions, which
could adversely affect service to customers and
have a Material Adverse Effect.
Technology Risk
Emera relies on various technology systems to manage
operations, including increasing reliance on
solutions operated by third parties, such as software as
a service and third-party cloud hosting. This
subjects Emera to inherent costs and risks associated with
maintaining, upgrading, replacing and
changing these systems. This includes impairment of its
operations, potential disruption of internal control
systems, substantial capital expenditures, demands on management time and other risks of delays,
difficulties in upgrading existing systems, transitioning
to new systems or integrating new systems into its
current systems. Technological
reliance may increase vulnerability to cyberattacks
and data breaches
and increase operational reliance on technology systems
and third parties. The rapid evolution of AI has
the potential to disrupt existing business models and markets and could result in a Material Adverse
Effect. If the Company does not successfully
integrate AI in a timely and cost-effective
manner, it may not
fully realize anticipated efficiencies, cost savings,
or service improvements.
If AI systems or tools do not
operate as expected, it could result in adverse operational, safety, reputational, financial, legal, privacy,
data security, or other
outcomes. Emera’s digital transformation strategy,
including investment in
infrastructure modernization, emerging technologies such
as Generative AI, and customer focused
technologies, is driving increased investment in technology
solutions, resulting in increased project risks
associated with the implementation of these solutions.
Income Tax Risk
The computation of the Company’s provision for
income taxes is impacted by changes in tax legislation in
Canada, the US and the Caribbean and any such changes
could have a Material Adverse Effect. The
value of Emera’s existing deferred income tax
assets and liabilities are determined by existing tax laws
and could be negatively impacted by changes in laws.

System Operating and Maintenance Risks
The safe and reliable operation of electric generation and
electric and natural gas transmission and
distribution systems is critical to Emera’s operations.
There are a variety of hazards and operational risks
inherent in operating electric utilities and natural gas transmission and distribution pipelines. Electric
generation, transmission and distribution operations can be impacted by risks such as mechanical
failures, supply chain issues impacting timely access
to critical equipment, activities of third parties,
terrorism, cyberattacks, human error,
damage to facilities, and infrastructure caused by hurricanes, storms, falling trees, lightning strikes, floods, fires and
other natural disasters. Natural gas pipeline
operations can be impacted by risks such as leaks,
explosions, mechanical failures, activities of third
parties, terrorism, cyberattacks, and damage to the pipeline facilities and equipment caused by
hurricanes, storms, floods, fires and other natural disasters.
Electric utility and natural gas transmission
and distribution pipeline operation interruption could negatively affect customer and public confidence,
and public safety, cause
damage to Company infrastructure or third-party property,
and have a Material
Adverse Effect.
Insurance, warranties, or recovery through regulatory mechanisms may not cover any or all these losses,
which could have a Material Adverse Effect.
Uninsured Risk
Emera and its subsidiaries maintain insurance to cover
accidental loss suffered to its facilities and to
provide indemnity in the event of liability to third parties. A significant portion of Emera’s electric utilities’
transmission and distribution assets and its gas utilities’ distribution assets are not insured, as is
customary in the industry,
as the cost of coverage is prohibitive. In addition,
Emera accepts deductibles
and self-insured retentions under its various insurance policies.
Insurance is subject to coverage limits as
well as time sensitive claims discovery and reporting provisions and there can be no assurance that the
types of liabilities or losses that may be incurred will be
covered by insurance.
The occurrence of significant uninsured claims, claims in
excess of the insurance coverage limits, or
claims that fall within a significant self-insured retention could have a Material Adverse Effect, if regulatory
recovery is not available.
RISK MANAGEMENT INCLUDING FINANCIAL
INSTRUMENTS
The Company uses financial instruments as a method
to manage its exposure to normal operating and
market risks relating to commodity prices, interest rates,
FX on forecast USD earnings and cash flows
and forecast future cash settlements of deferred compensation obligations. In addition, the Company has
contracts for the physical purchase and sale of commodities. Collectively, these contracts and financial
instruments are considered derivatives.
The Company recognizes the FV of all its derivatives on
its balance sheet, except for non-financial
derivatives that meet the normal purchases and normal sales (“NPNS”)
exception. Physical contracts that
meet the NPNS exception are not recognized on the balance
sheet; these contracts are recognized in
income when they settle. A physical contract generally qualifies for the NPNS exception if the transaction
is reasonable in relation to the Company’s business
needs, the counterparty owns or controls resources
within the proximity to allow for physical delivery,
the Company intends to receive physical delivery of the
commodity, and the
Company deems the counterparty creditworthy.
The Company continually assesses
contracts designated under the NPNS exception and will discontinue the treatment of these contracts
under this exemption if the criteria are no longer met.

Derivatives qualify for hedge accounting if they meet stringent documentation requirements and can be
proven to effectively hedge identified risk both at
the inception and over the term of the instrument.
Specifically, for cash
flow hedges, change in the FV of derivatives is deferred
to AOCI and recognized in
income in the same period the related hedged item is realized.
Where documentation or effectiveness
requirements are not met, the derivatives are recognized
at FV with any changes in FV recognized in net
income in the reporting period, unless deferred as a result of regulatory accounting.
Derivatives entered into by NSPI, NMGC and GBPC that
are documented as economic hedges or for
which the NPNS exception has not been taken, are subject
to regulatory accounting treatment. The
change in FV of the derivatives is deferred to a regulatory
asset or liability. The
gain or loss is recognized
in the hedged item when the hedged item is settled. Any
gains or losses resulting from settlement of
these derivatives related to fuel for generation and purchased power or cost of natural gas are expected
to be refunded to or collected from customers in future
rates. TEC and PGS have no derivatives related to
hedging.
Derivatives that do not meet any of the above criteria are designated as HFT,
with changes in FV
normally recorded in net income of the period. The Company
has not elected to designate any derivatives
to be included in the HFT category where another accounting
treatment would apply.
Derivative Assets and Liabilities Recognized on the
Balance Sheet
As at December 31 December 31
millions of dollars 2025 2024
Regulatory Deferral:
Derivative instrument assets
(1)
$
24
$
45
Derivative instrument liabilities
(2)
(34)
(40)
Regulatory assets
(1)
36
53
Regulatory liabilities
(2)
(25)
(44)
Net asset $
1
$
14
HFT Derivatives:
Derivative instrument assets
(1)
$
158
$
122
Derivatives instruments liabilities
(2)
(614)
(542)
Net liability $
(456)
$
(420)
Other Derivatives:
Derivative instrument assets
(1)
$
16
$
-
Derivatives instruments liabilities
(2)
(1)
(36)
Net asset (liability) $
15
$
(36)
(1) Current, other and assets held for sale.
(2) Current, long-term and liabilities associated with
assets held for sale.
Realized and Unrealized Gains (Losses) Recognized in
Net Income
For the Year ended December 31
millions of dollars 2025 2024
Regulatory Deferral:
Regulated fuel for generation and purchased power
(1)
$
(14)
$
(44)
HFT Derivatives:
Non-regulated operating revenues $
467
$
207
Other Derivatives:
OM&G $
41
$
14
Other income, net
23
(56)
Net gains (losses) $
64
$
(42)
Total
net gains
$
517
$
121
(1) Realized gains (losses) on derivative instruments
settled and consumed in the period, hedging relationships
that have been
terminated or the hedged transaction is no longer
probable. Realized gains (losses) recorded in
inventory will be recognized in
“Regulated fuel for generation and purchased power”
when the hedged item is consumed.

As of December 31, 2025, the unrealized gain in AOCI
was $10 million, after-tax (December 31, 2024 –
$12 million, after-tax). For the year ended December 31,
2025, unrealized gains of $2 million (December
31, 2024 – $2 million) were reclassified into interest expense.
DISCLOSURE AND INTERNAL CONTROLS
Management is responsible for establishing and maintaining
adequate disclosure controls and
procedures (“DC&P”) and internal control over financial reporting
(“ICFR”), as defined in National
Instrument 52-109 Certification of Disclosure in Issuers’ Annual
and Interim Filings (“NI 52-109”). The
Company’s internal control framework is based
on criteria published in the Internal Control Integrated
Framework (2013), a report issued by the Committee of
Sponsoring Organizations (“COSO”) of the
Treadway Commission. Management,
including the Chief Executive Officer
and Chief Financial Officer,
evaluated the design and effectiveness of the Company’s
DC&P and ICFR as at December 31, 2025 to
provide reasonable assurance regarding the reliability of financial reporting in accordance with USGAAP.
Management recognizes the inherent limitations in internal control systems, no matter how well designed.
Control systems determined to be appropriately designed can
only provide reasonable assurance with
respect to the reliability of financial reporting and may
not prevent or detect all misstatements.
Change in ICFR
In April 2025, the Company experienced a Cybersecurity
Incident that impacted certain financial systems
and processes at its Canadian affiliates. As a result,
the Company transitioned these to business
continuity processes and implemented additional ICFR during
this period. This transition to business
continuity processes resulted in a material change in the
Company’s ICFR at Canadian affiliates
during
the quarter ended June 30, 2025. Since this time, the
Company has restored certain financial systems
and transitioned back from corresponding business continuity processes, which resulted in a material
change in the Company’s ICFR at its Canadian
affiliates during the second half of 2025. For
more
information on the Cybersecurity Incident, refer to the “Other
Developments” section.
There were no other changes in the Company’s ICFR,
during the year ended December 31, 2025, that
have materially affected, or are reasonably likely
to materially affect, the Company’s
internal control over
financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of consolidated financial statements
in accordance with USGAAP requires management
to make estimates and assumptions. These may affect
reported amounts of assets and liabilities at the
date of the financial statements and reported amounts
of revenues and expenses during the reporting
periods. Significant areas requiring use of management
estimates relate to rate-regulated assets and
liabilities, accumulated reserve for cost of removal, pension and post-retirement benefits, unbilled
revenue, useful lives for depreciable assets, goodwill and long-lived assets impairment assessments,
income taxes, asset retirement obligations (“ARO”), and
valuation of financial instruments. Management
evaluates the Company’s estimates on an ongoing
basis based upon historical experience, current and
expected conditions and assumptions believed to be reasonable at the time the assumption is made, with
any adjustments recognized in income in the year they arise.

Rate Regulation
The rate-regulated accounting policies of Emera’s
rate-regulated subsidiaries and regulated equity
investments are subject to examination and approval
by their respective regulators and may differ
from
the accounting policies of non-rate-regulated companies. Differences occur when regulators render their
decisions on rate applications or other matters, and generally involve a difference in the timing of revenue
and expense recognition. The accounting for these items
is based on expectations of the future actions of
the regulators. Assumptions and judgments used by regulatory authorities continue to have an impact on
recovery of costs, rates earned on invested capital, and
the timing and amount of assets to be recovered.
Application of regulatory accounting guidance is a critical accounting policy as a change in these
assumptions may result in a material impact on reported
assets, liabilities and the results of operations.
As at December 31, 2025, the Company had recorded
$3,198 million (2024 – $3,427 million) of regulatory
assets and $1,669 million (2024 – $1,880 million) of regulatory liabilities.
Accumulated Reserve – Cost of Removal
TEC, PGS, NMGC and NSPI recognize non-ARO costs
of removal (“COR”) as regulatory liabilities. The
non-ARO COR represents
estimated funds received from customers through depreciation rates to cover
future COR of PP&E upon retirement that are not legally
required. The companies accrue for COR over
the life of the related assets based on depreciation studies approved by their respective regulators. Costs
are estimated based on historical experience and future
expectations, including expected timing and
estimated future cash outlays. As at December 31, 2025,
the balance of the accumulated reserve – COR
within regulatory liabilities was $729 million (2024 – $733
million).
Pension and Other Post-Retirement Employee Benefits
The Company provides post-retirement benefits to employees,
including defined benefit pension plans.
The cost of providing these benefits is dependent upon
many factors that result from actual plan
experience and assumptions of future expectations.
The accounting related to employee post-retirement benefits
is a critical accounting estimate. Changes in
the estimated benefit obligation, affected by employee
demographics - including age, compensation
levels, employment periods, contribution levels and earnings
- could have a material impact on reported
assets, liabilities, accumulated other comprehensive income
and results of operations. Changes in key
actuarial assumptions, including anticipated rates of return on plan assets and discount rates used in
determining the accrued benefit obligation and benefit
costs, could change annual funding requirements.
This could have a significant impact on the Company’s
annual earnings and cash requirements.
Pension plan assets are comprised primarily of equity
and fixed income investments. Fluctuations in
actual equity market returns and changes in interest rates
may result in changes to pension costs in
future periods.
The Company’s accounting policy is to amortize
the net actuarial gain or loss that exceeds 10 per
cent of
the greater of the projected benefit obligation / accumulated post-retirement benefit obligation (“PBO”)
and the market-related value of assets, over active plan
members’ average remaining service period,
or
over expected average remaining lifetime of inactive
members, depending on the makeup of Plan
memberships.
For the largest plans this is currently 16.4 years (8.0 years for 2025 benefit cost) for
Canadian plans and a weighted average of 11.5
years for US plans. The Company’s
use of smoothed
asset values reduces volatility related to amortization of
actuarial investment experience. As a result, the
main cause of volatility in reported pension cost is the discount rate used to determine the PBO.

The discount rate used to determine benefit costs is based
on the yield of high quality long-term corporate
bonds in each operating entity’s country and is determined
with reference to bonds which have the same
duration as the PBO as at January 1 of the fiscal year.
The following table shows the discount rate for
benefit cost purposes and the expected return on plan
assets for each plan:
2025 2024
Discount rate for
benefit cost
purposes
Expected
return on
plan assets
Discount rate for
benefit cost
purposes
Expected
return on
plan assets
TECO Holdings Group Retirement Plan 5.66% 7.05% 5.27%
7.05%
TECO Holdings Group Supplemental
Executive Retirement Plan
(1)
5.41% N/A 5.15% N/A
TECO Holdings Group Benefit
Restoration Plan (1)
5.55% N/A 5.18% N/A
TECO Holdings Post-retirement Health
and Welfare Plan
5.69% N/A 5.28% N/A
NMGC Retiree Medical Plan 5.67% 4.25% 5.28% 4.25%
NSPI
4.63%, 4.72% 6.00% 4.63%, 4.62% 6.00%
GBPC Salaried
5.75%
6.00%
5.75% 6.00%
GBPC Union
5.75%
5.35%
5.75% 5.35%
(1) The discount rate for benefit cost purposes is
updated throughout the year as special events
occur, such as settlements and
curtailments
Based on management’s estimate, the reported benefit
cost for defined benefit and defined contribution
plans was $51 million in 2025 (2024 – $56 million). The reported benefit cost is impacted by numerous
assumptions, including the discount rate and asset return
assumptions. A 0.25 per cent change in the
discount rate and asset return assumptions would have
had +/- impact on the 2025 benefit cost of $0.5
million and $2.0 million,
respectively (2024 – $0.5 million and $3.0 million).
Unbilled Revenue
Electric and gas revenues are billed on a systematic basis
over a one or two-month period for NSPI and a
one-month period for other Emera utilities. At the end of
each month, the Company must make an
estimate of energy delivered to customers since the
date their meter was last read and determine related
revenues earned but not yet billed. The unbilled revenue
is estimated based on several factors, including
current month’s generation, estimated customer
usage by class, weather,
line losses, inter-period
changes to customer classes and applicable customer
rates. Based on the extent of estimates included in
determination of unbilled revenue, actual results may differ from the estimate. At December 31, 2025,
unbilled revenues totalled $400 million (2024 – $342 million)
on total regulated operating revenues of
$8,571 million (2024 – $7,447 million).
PP&E
PP&E represents 61 per cent of total assets on the Company’s consolidated balance sheet and includes
generation, transmission and distribution, and other assets
of the Company.
Depreciation is determined by the straight-line method, based on the estimated remaining service lives of
depreciable assets in each category.
The service lives of regulated PP&E are determined
based on
depreciation studies and require appropriate regulatory
approval. Due to the magnitude of the Company’s
PP&E, changes in estimated depreciation rates can have
a material impact on depreciation expense and
accumulated depreciation.
Depreciation expense was $1,259 million for the year
ended December 31, 2025 (2024 – $1,135 million).

Goodwill Impairment Assessments
Goodwill is calculated as the excess of the purchase price
of an acquired entity over the estimated FV of
identifiable assets acquired, and liabilities assumed at
the acquisition date.
Goodwill is subject to assessment for impairment at the
reporting unit level annually,
or if an event or
change in circumstances indicates that the FV of a reporting unit may be below its carrying value.
Application of the goodwill impairment test requires management judgment on significant assumptions
and estimates. When assessing goodwill for impairment, the
Company has the option of first performing a
qualitative assessment to determine whether a quantitative
assessment is necessary.
In performing a
qualitative assessment,
management considers, among other factors, macroeconomic
conditions,
industry and market considerations and overall financial performance.
If the Company performs a qualitative assessment and
determines it is more likely than not that its FV is
less than its carrying amount, or if the Company chooses
to bypass the qualitative assessment, a
quantitative test is performed. The quantitative test compares the FV of the reporting unit to its carrying
amount, including goodwill. If the carrying amount of the
reporting unit exceeds its FV,
an impairment loss
is recorded. Significant assumptions used in estimating
the FV of a reporting unit include discount and
growth rates, rate case assumptions including future cost
of capital, valuation of the reporting units' net
operating loss (“NOL”), and projected operating and capital
cash flows. Adverse changes in these
assumptions could result in a future material impairment of the goodwill assigned to Emera’s reporting
units.
As of December 31, 2025, Emera’s goodwill represents
the excess of the acquisition purchase price for
the TEC and PGS reporting units over the FV assigned
to identifiable assets acquired and liabilities
assumed. In Q3 2024, Emera entered into an agreement
to sell NMGC. As a result, a quantitative
goodwill impairment assessment was performed on the NMGC
reporting unit at that time and the
Company recorded a goodwill impairment charge of $210
million ($198 million, after-tax) or $155 million
USD ($146 million USD, after-tax) in Q3 2024. The reduced
NMGC goodwill balance of $289 million is
included in the NMGC disposal unit classified as held for
sale. For further details, refer to note 23 in the
consolidated financial statements.
In Q4 2025, a qualitative assessment was performed for
PGS and TEC, given the significant excess of
FV over carrying amounts calculated during the last quantitative tests in Q4 2024 and Q4 2023,
respectively. Management
concluded it was more likely than not that the FV of these
reporting units
exceeded their carrying amounts, including goodwill. As
such, no quantitative testing was required.
As of December 31, 2025, the Company had goodwill
with a total carrying amount of $5,580 million (2024
– $5,858 million). The change in the carrying value of goodwill from
2024 to 2025 was a result of the
effect of the FX translation of Emera’s
foreign affiliates.
Long-Lived Assets Impairment Assessments
The Company assesses whether there has been an impairment
of long-lived assets and intangibles when
a triggering event occurs, such as a significant market
disruption or the sale of a business. The
assessment involves comparing undiscounted expected future
cash flows, to the carrying value of the
asset. When the undiscounted cash flow analysis indicates
a long-lived asset is not recoverable, the
amount of the impairment loss is determined by measuring
the excess of the carrying amount of the long-
lived asset over its estimated FV.

The Company believes accounting estimates related to asset
impairments are critical estimates, as they
are highly susceptible to change and the impact of an impairment on reported assets and earnings could
be material. Management is required to make assumptions
based on expectations regarding results of
operations for significant/indefinite future periods and current and expected market conditions in such
periods. Markets can experience significant uncertainties.
Estimates based on the Company’s
assumptions relating to future results of operations or other recoverable amounts are based on a
combination of historical experience, fundamental economic
analysis, observable market activity and
independent market studies. The Company’s expectations
regarding uses and holding periods of assets
are based on internal long-term budgets and projections,
which consider external factors and market
forces, as of the end of each reporting period. Assumptions
made by management are consistent with
generally accepted industry approaches and assumptions
used for valuation and pricing activities.
In 2025, impairment charges of $75 million ($71 million
after-tax) were recognized related to the NMGC
disposal group classified as held for sale and were recorded in “Impairment charges” on the Consolidated
Income Statement. In 2024, impairment charges of $19
million ($14 million after-tax) were recognized on
certain assets, $8 million of which was included in “Other
income, net” with $11
million included in
“Impairment charges” on the Consolidated Statements
of Income.
Income Taxes
Income taxes are determined based on expected tax treatment
of transactions recorded in the
consolidated financial statements. In determining income taxes, tax legislation is interpreted in a variety of
jurisdictions, the likelihood that deferred income tax assets will be recovered from future taxable income is
assessed, and assumptions are made about expected
timing of reversal of deferred income tax assets
and liabilities. Uncertainty associated with application of
tax statutes and regulations and outcomes of tax
audits and appeals, requires that judgments and estimates
be made in the accrual process and in
calculation of effective tax rates. Only income tax
benefits that meet the “more likely than not” threshold
may be recognized or continue to be recognized. Unrecognized tax benefits are evaluated quarterly and
changes are recorded based on new information, including
issuance of relevant guidance by the courts or
tax authorities and developments occurring in examinations
of the Company’s tax returns.
The Company believes accounting estimates related to income
taxes are critical estimates. Realization of
deferred income tax assets depends on the generation
of sufficient taxable income, both operating and
capital, in future periods. A change in estimated valuation
allowance could have a material impact on
reported assets and results of operations. Administrative
actions of tax authorities, changes in tax law or
regulation, and uncertainty associated with the application of tax statutes and regulations, could change
the Company’s estimate of income taxes, including
the potential for elimination or reduction of the
Company’s ability to realize tax benefits and to
utilize deferred income tax assets.
Asset Retirement Obligations
Measurement of the FV of AROs requires the Company
to make reasonable estimates concerning the
method and timing of settlement associated with legally
obligated costs. There are uncertainties in
estimating future asset-retirement costs due to potential
events, such as changing legislation or
regulations, and advances in remediation technologies.
Emera has AROs associated with remediation of
generation, transmission, distribution and pipeline assets.

An ARO represents the FV of estimated cash flows necessary
to discharge the future obligation using the
Company’s credit-adjusted risk-free rate. The amounts
are reduced by actual expenditures incurred.
Estimated future cash flows are based on completed depreciation studies, remediation reports, prior
experience, estimated useful lives, and governmental regulatory requirements. The present value of the
liability is recorded and the carrying amount of the related long-lived asset is correspondingly increased.
The amount capitalized at inception is depreciated in the same manner as the related long-lived asset.
Over time, the liability is accreted to its estimated future value.
Accretion expense is included as part of
“Depreciation and amortization expense”. Any accretion
expense not yet approved by the regulator is
recorded in “PP&E” and included in the next depreciation
study. Accordingly,
changes to the ARO or cost
recognition attributable to changes in the factors discussed above, should not impact the results of
operations of the Company.
Some of the Company’s transmission and distribution
assets may have conditional AROs that are not
recognized in the consolidated financial statements as
the FV of these obligations could not be
reasonably estimated given insufficient information
to do so. A conditional ARO refers to a legal obligation
to perform an asset retirement activity in which the timing
and/or method of settlement are conditional on
a future event that may or may not be within the control
of the entity.
Management monitors these
obligations and a liability is recognized at FV when an
amount can be determined.
As at December 31, 2025, AROs recorded on the balance
sheet were $228 million (2024 – $217 million).
The Company estimates the undiscounted amount of cash
flow required to settle the obligations is
approximately $474 million (2024 – $453 million), which will be incurred between 2026 and 2061. The
majority of these costs will be incurred between 2035
and 2051.
Financial Instruments
The Company is required to determine the FV of all derivatives except those that qualify for the NPNS
exception. FV is the price that would be received for the sale of an asset or paid to transfer a liability in an
orderly arms-length transaction between market participants
at the measurement date. FV measurements
are required to reflect assumptions that market participants would use in pricing an asset or liability based
on the best available information, including the risks inherent in a particular valuation technique, such as
a pricing model, and the risks inherent in the inputs
to the model.
Level Determinations and Classifications
The Company uses Level 1, 2, and 3 classifications in
the FV hierarchy.
The FV measurement of a
financial instrument is included in only one of the three
levels and is based on the lowest level input
significant to the derivation of the FV.
FV is determined, directly or indirectly,
using inputs that are
observable for the asset or liability.
Only in limited circumstances does the Company
enter into
commodity transactions involving non-standard features
where market observable data is not available or
have contract terms that extend beyond five years.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES
The new USGAAP accounting policy that is applicable
to, and adopted by the Company in 2025, is
described as follows:
Improvements to Income Tax
Disclosures
The Company adopted Accounting Standard Update (“ASU”) 2023-09,
Income Taxes
(Topic
740),
Improvements to Income Tax
Disclosures, effective December 31, 2025. The standard
enhances the
transparency, decision
usefulness and effectiveness of income tax
disclosures by requiring consistent
categories and greater disaggregation of information in
the reconciliation of income taxes computed using
the enacted statutory income tax rate to the actual income tax provision and effective income tax rate, as
well as the disaggregation of income taxes paid (refunded) by jurisdiction. Adoption of the standard
resulted in additional disclosures provided in note 11
and note 31 of Emera’s consolidated financial
statements.
Future Accounting Pronouncements
The Company considers the applicability and impact of
all ASUs issued by the Financial Accounting
Standards Board (“FASB”). The following
updates have been issued by the FASB
but, as allowed, have
not yet been adopted by Emera. Any ASUs not included below
were assessed and determined to be
either not applicable to the Company or to have an insignificant impact on the consolidated financial
statements.
Accounting for Government Grants Received by Business
Entities
In December 2025, the FASB
issued ASU 2025-10, Government Grants (Topic
832) – Accounting for
Government Grants Received by Business Entities. The
ASU adds guidance to ASC 832 on the
recognition, measurement, and presentation of government
grants. The guidance will be effective for
annual reporting periods beginning after December 15,
2028, and interim reporting periods within those
annual reporting periods. Early adoption is permitted. The standard updates are to be applied using either
a modified prospective, modified retrospective, or full retrospective approach, as detailed in the ASU. The
Company is currently evaluating the impact of adoption
of the standard update on its consolidated
financial statements.
Targeted Improvements
to the Accounting for Internal-Use Software
In September 2025, the FASB
issued ASU 2025-06, Intangibles – Goodwill and Other
– Internal-Use
Software (Subtopic 350-40): Targeted
Improvements to the Accounting for Internal-Use
Software. The
standard update modernizes accounting for internal-use
software by eliminating references to project
stages and clarifying the threshold to begin capitalizing
costs. The standard update also specifies that the
disclosure requirements under ASC 360, Property,
Plant and Equipment
, apply to capitalized software
costs accounted under ASC 350-40. The guidance will
be effective for annual reporting periods beginning
after December 15, 2027, and interim reporting periods
within those annual reporting periods. Early
adoption is permitted. The standard updates are to be applied using either a prospective, retrospective, or
modified transition approach. The Company is currently
evaluating the impact of adoption of the standard
update on its consolidated financial statements.

Disaggregation of Income Statement Expenses
In November 2024, the FASB
issued ASU 2024-03, Income Statement Reporting
– Comprehensive
Income – Expense Disaggregation Disclosures (Subtopic
220-40): Disaggregation of Income Statement
Expenses. The standard update improves the disclosures about a public business entity’s expenses by
requiring more detailed information about the types of
expenses (including purchases of inventory,
employee compensation, depreciation and amortization)
included within income statement expense
captions. The guidance will be effective for annual
reporting periods beginning after December 15, 2026,
and interim reporting periods beginning after December
15, 2027. Early adoption is permitted. The
standard updates are to be applied prospectively with the option for retrospective application. The
Company is currently evaluating the impact of adoption
of the standard update on its consolidated
financial statements disclosures.
SUMMARY OF QUARTERLY
RESULTS
For the quarter ended
millions of dollars
Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
(except per share amounts) 2025 2025 2025 2025 2024 2024 2024 2024
Operating revenues $
2,006
$
2,106
$
1,988
$
2,676
$
1,763
$
1,802
$
1,617
$
2,018
Net income attributable to common
shareholders
$
68
$
228
$
135
$
583
$
154
$
4
$
129
$
207
EPS – basic $ 0.23 $
0.76
$
0.45
$
1.96
$
0.52
$
0.01
$
0.45
$
0.73
EPS – diluted $ 0.25 $
0.76
$
0.45
$
1.96
$
0.52
$
0.01
$
0.45
$
0.73
Quarterly operating revenues and adjusted net income are affected by seasonality.
The first quarter
provides strong earnings contributions due to a significant portion of the Company’s operations being in
northeastern North America, where winter is the peak electricity usage season. The third quarter provides
strong earnings contributions due to summer being the heaviest electric consumption season in Florida.
Seasonal and other weather patterns, as well as the number
and severity of storms, can affect demand
for energy and the cost of service. Quarterly results could
also be affected by items outlined in the
“Significant Items Affecting Earnings” section. Quarter
-over-quarter variances are discussed further
below.
Q4 2025 compared to Q4 2024
For explanation of variances, refer to the “Consolidated Income
Statement Highlights” section.
Q3 2025 compared to Q3 2024
For Q3 2025, net income attributable to common shareholders, compared to Q3 2024, increased $224
million primarily due to charges related to the pending sale of
NMGC recognized in Q3 2024; and
increased earnings at TEC. These were partially offset
by increased MTM losses; lower earnings at NSPI
and NMGC; and higher Corporate costs. The change in EPS
was also impacted by an increase in
weighted average shares outstanding.
Q2 2025 compared to Q2 2024
Q2 2025 net income attributable to common shareholders
increased by $6 million primarily due to
decreased MTM losses; increased earnings at TEC, EES, and
NMGC; higher Corporate income tax
recovery; and decreased Corporate OM&G. These were
partially offset by the gain on sale of LIL
recognized in Q2 2024; charges related to the pending
sale of NMGC recognized in Q2 2025; lower
earnings at NSPI; decreased equity earnings from LIL;
and increased Corporate interest expense. Q2
2025 EPS – basic and diluted were consistent with Q2
2024.

Q1 2025 compared to Q1 2024
Q1 2025 net income attributable to common shareholders
increased by $376 million and EPS – basic and
diluted increased by $1.23 compared to Q1 2024. The increases were primarily due to decreased MTM
losses; increased earnings at TEC, NSPI, EES and NMGC;
the impact of a weaker CAD; and decreased
Corporate OM&G. These changes were partially offset
by decreased income from equity investments due
to the sale of LIL. The change in EPS was also impacted
by an increase in weighted average shares
outstanding.